SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
Or
☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                           to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE GOLDMAN SACHS 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE GOLDMAN SACHS GROUP, INC
85 Broad Street
New York, NY 10004

The Goldman Sachs 401(k) Plan
Financial Statements
December 31, 2008 and 2007

The Goldman Sachs 401(k) Plan
Index
December 31, 2008 and 2007

*	All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
The Goldman Sachs 401(k) Plan
In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statements of Changes in Net assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 and for the period from December 1, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Assets (Acquired and Disposed of Within the Plan Year) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 29, 2009

The Goldman Sachs 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

(in thousands)	As of	As of
	December	December
	2008	2007
Assets
Interest in Goldman Sachs Profit Sharing Master Trust (Note 3)	$—	$4,241,271
Net assets at fair value of The Goldman Sachs 401(k) Plan (Note 4)	3,624,455	—

Receivables
Employer contributions, net	88,354	67,610
Due from brokers	71,802	—
Employee contributions	34,707	6
Participant loans	—	20,838
Interest and dividends	7,758	—

Total receivables	202,621	88,454

Total assets at fair value	3,827,076	4,329,725

Liabilities
Due to brokers and other payables	100,664	—
Accrued expenses	692	—

Total liabilities at fair value	101,356	—

Net assets available for benefits at fair value	3,725,720	4,329,725

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	62,092	1,587

Net assets available for benefits	$3,787,812	$4,331,312

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2008 and 2007

(in thousands)	For the Year	For the Period
	Ended	Ended
	December 2008	December 2007
Additions
Interest and dividends	$28,123	$—
Loan payment interest	1,545	140
Contributions
Employee	172,114	3,092
Employer, net	88,435	—

Total contributions	260,549	3,092

Total additions	290,217	3,232
Deductions
Net depreciation of The Goldman Sachs 401(k) Plan investments (Note 4)	919,966	—
Interest in net investment loss of Goldman Sachs Profit Sharing Master Trust (Note 3)	281,119	8,821

Total investment loss	1,201,085	8,821
Benefits paid	183,218	17,194

Total deductions	1,384,303	26,015

Net decrease	(1,094,086)	(22,783)

Asset transfers from the Goldman Sachs Money Purchase Pension Plan (Note 11)	550,586	—

Net decrease after asset transfers	(543,500)	(22,783)

Net assets available for benefits
Beginning of year / period	4,331,312	4,354,095

End of year / period	$3,787,812	$4,331,312

The accompanying notes are an integral part of these financial statements

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Plan Description
The following description of The Goldman Sachs 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Items referenced “as defined” are defined in the Plan document or separate provisions to the Plan.
The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.”
General
The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax 401(k) and after-tax Roth 401(k) contributions each year based on their compensation, as determined under the Plan. Prior to January 1, 2008, The Goldman Sachs Group, Inc. (the “Firm”) contributed to the Plan an annual discretionary percentage, to be determined each year, of each participant’s Profit Sharing Compensation, as defined (the “Profit Sharing Contribution”). The Firm made a Profit Sharing Contribution on behalf of eligible participants equal to a percentage not greater than 24% of their Profit Sharing Compensation for the Plan Year ended November 30, 2007. Effective January 1, 2008, the Plan discontinued the annual discretionary Profit Sharing Contribution and instead instituted a dollar-for-dollar Firm “Match” contribution of up to 4% of an eligible participant’s total compensation, capped by applicable statutory limitations. Additionally, the Firm will allocate to each eligible participant employed on the last day of its fiscal year the excess (if any) of $6,000 over 4% of the participant’s total eligible compensation as a non-elective “Supplemental” contribution. In addition to these contributions, the Firm will also allocate to each eligible participant an Additional Retirement Contribution up to $4,000. Collectively, the Profit Sharing, Match, Supplemental and Additional Retirement contributions are herein referred to as the “Firm Contributions.”
Prior to December 1, 2007, the Plan’s “Plan Year” was the 12-month period ending on the last Friday in November (i.e., the last day of the 2007 Plan Year was November 30, 2007). Effective January 1, 2008, the Plan’s Plan Year was modified to be the 12-month period commencing on January 1 and ending on the following December 31. As a result, the Plan reported a short-year filing for the 1-month period from December 1, 2007 to December 31, 2007 (“2007 Short-Plan Year”).
All references to December 31, 2008, unless specifically stated otherwise, refer to the 2008 Plan Year which is the period from January 1, 2008 to December 31, 2008. All references to December 31, 2007, unless specifically stated otherwise, refer to the 2007 Short-Plan Year.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan’s Retirement Committee, as defined (the “Committee”), monitors the investment objectives and performance of the Plan’s individual investment options. The Committee consists of employees of the Firm or its affiliates, including, in some cases, senior management of the Firm or its affiliates. Hewitt Associates, LLC is the recordkeeper of the Plan. Prior to August 1, 2008, participants directed the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Master Trust”)(1). As of August 1, 2008, participants direct the investments of their and the Firm’s contributions into various investments options offered by the Plan directly as there is no longer a Master Trust arrangement. Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.
The Plan also offers participants the option to invest in the Company Stock Fund, as defined, a separately managed account, which primarily invests in shares of the Firm’s common stock. In accordance with a policy adopted by the Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. Prior to March 1, 2007, the Company Stock Fund’s contribution and reallocation investment limit was 25%. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “black-out” periods that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.
Eligibility
Under the Plan’s provisions, employees are eligible, as determined under the Plan document, to participate in the Firm Match and Supplemental contributions generally upon completing one Year of Service, as defined, and attaining age 21. In addition, to be eligible for the Supplemental Contribution, the employee must be employed on the last day of the Plan Year. Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for and receiving benefits under the Goldman Sachs Employees’ Pension Plan as of November 27, 2004, (ii) age 46 or older as of November 27, 2004, (iii) and employed by the Firm as of the last day of the current fiscal year. Employees become eligible to make additional pre-tax 401(k) and after-tax Roth 401(k) contributions to the Plan as of the first day of the month after they join the Firm as employees.

(1)	Effective August 1, 2008, the Firm approved the merger of the Goldman Sachs Money Purchase Pension Plan (“MPP”) into the Plan resulting in a net asset transfer of $550,586,252 into the Plan. The balances of participant’s MPP investment accounts as of July 31, 2008, were transferred into the Plan on August 1, 2008, at fair value. Certain required MPP provisions have been maintained under the Plan. Due to this merger, there is no longer a Master Trust arrangement and all investments are now accounted for under the Plan.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting
Participants are immediately fully vested in their own 401(k) contributions, the Firm Match, and the Supplemental contribution and are fully vested in the Firm’s Profit Sharing and Additional Retirement Contributions after three Years of Service, as defined. Forfeitures of terminated participants’ non-vested Firm Profit Sharing and Additional Retirement Contributions can be used to reduce employer contributions. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of December 31, 2008 and December 31, 2007, forfeited non-vested accounts totaled $502,995 and $241,698, respectively, and, in part, have been used to reduce employer contributions.
Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. The Firm Contributions and net earnings of each investment option are based on his or her percentage holdings in each option, respectively.
Loans
A participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s pre-tax 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to the Firm’s Contributions. Interest on loans is fixed at the prevailing interest rate, charged by persons in the business of lending money, for the life of the respective loan. Loans generally must be repaid within five years or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.
Trust Agreement
The Plan’s investments are included in a Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank & Trust Company (the “Trustee”).

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. The most important of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.
Employer Contributions
The Employer contributions receivable is presented on the Statements of Net Assets Available for Benefits, net of the forfeited non-vested account balances, if applicable, as of December 31, 2008 and 2007.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Other
Prior to August 1, 2008, investment advisory expenses incurred by the managed accounts and collective trusts of the Plan were borne by the Plan participants through the Trust and were included in Interest in net investment loss of Goldman Sachs Profit Sharing Master Trust for the periods ended December 31, 2008 and 2007 on the Statements of Changes in Net Assets Available for Benefits. The investment managers of the Technology Hedge Fund Option, Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option, Global Equity Long-Short Hedge Fund Option, and Global Relative Value Fund Option (each of which is a separate account managed on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of 15% to 20% of the net investment income earned, if any, by each fund. Effective April 30, 2008 and September 30, 2008, the Global Relative Value Fund Option and the Technology Hedge Fund Option, respectively, were discontinued as investment options available under the Plan. Effective August 1, 2008 investment advisory expenses incurred by the managed accounts and collective trusts of the Plan are borne by the Plan participants through the Plan. Other administrative fees are paid by the Firm.
Investments that represented 5% or more of The Goldman Sachs 401(k) Plan’s net assets available for benefits at fair value as of December 31, 2008 were interest in the Financial Square Money Market Fund, the Stable Value Fund, the S&P 500 Index Fund, and the Multi-Strategy Hedge Fund.
The only investment that represented 5% or more of Net Trust assets available for benefits at fair value as of December 31, 2007 was the Plan’s interest in the Trust.
Trust investments in participant loans and the Company Stock Fund (included within the Common and preferred stocks category on the Master Trust’s Statements of Net Assets Available for Benefits at fair value) are 100% allocated to the Plan.
Investments
The investments of the Plan are reported at fair value. The fair value of the financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2008 and 2007. Units held in collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2008 and 2007.
Investments in managed accounts are described below:
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment manager’s best estimate.
Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.
Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.
Money market mutual funds typically value their investments using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.
Participant loans are valued at cost, which approximates their fair value.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Due from brokers and due to brokers and other payables may include cash or securities maintained with brokers and counterparties for margin account balances, collateral held in conjunction with the Plan’s and Master Trust’s investment portfolio, and the amounts due to brokers for the settlement of purchase and sale transactions. These balances are not considered cash and short-term investments of the Plan. Certain due from brokers unsettled securities transactions have been reported on a net-by-counterparty basis, where, in accordance with contractual rights and/or investment manager’s opinion, there is a right of offset in the event of bankruptcy or default by the broker. As of December 31, 2008, the Plan’s due from brokers and due to brokers and other payables balances were $71,801,752 and $100,663,706, respectively, which primarily represented amounts owed for unsettled securities transactions. As of December 31, 2007, the Master Trust’s due from brokers and due to brokers and other payables balances were $7,677,339 and $372,586,064, respectively, which primarily represented amounts owed for unsettled securities transactions.
Note 3 presents the net appreciation/(depreciation) in the fair value of Master Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments. Note 4 presents the net appreciation/(depreciation) in the fair value of Plan investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.
New Accounting Pronouncements
In September 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN 45-4 did not have an effect on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.
In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” FSP No. 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

3.	Master Trust
The Master Trust included the assets of the following plans:
•	Goldman Sachs Money Purchase Pension Plan

•	The Goldman Sachs 401(k) Plan(1)
The Master Trust was owned solely by these two plans as of July 31, 2008 and December 31, 2007.
As described in Note 1, effective August 1, 2008, the Goldman Sachs Money Purchase Pension Plan was merged into the Plan and therefore is no longer a separate entity in the Master Trust. All investments are now accounted for under the Plan. Effective August 1, 2008, the Master Trust arrangement was eliminated and all net assets of the Plan exist in a single trust arrangement. As a result, the assets held in the Master Trust and reflected in the Statement of Net Assets Available for Benefits as of December 2008 is $0. The assets now held in the single trust arrangement are reflected in Note 4.
Investment assets of the Master Trust were allocated to the participating plans based on each participating plan’s specific interest in the Master Trust. Investment income of the Master Trust was allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Master Trust on a daily or monthly basis in accordance with the Trust Agreement. As of December 31, 2008 and 2007 the Plan’s interest in the Net Master Trust assets available for benefits at fair value was approximately 0% and 88.26%, respectively. As of July 31, 2008, the Plan’s interest in the Net Master Trust assets available for benefits at fair value was approximately 87.92%.

(1)	Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was renamed The Goldman Sachs 401(k) Plan.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following presents the Master Trust’s Statements of Net Assets Available for Benefits at fair value:

(in thousands)	As of	As of
	December	December
	2008	2007

Assets
Investments at fair value
Collective trusts	$—	$1,423,803
Mutual funds	—	1,351,431
Managed accounts
Common and preferred stocks	—	1,025,926
Cash and short-term investments	—	691,588
Collective trusts	—	668,507
Derivative contracts	—	218,510
Fixed income securities	—	52,244
Guaranteed investment contracts (“GICs”)	—	41,505
Money market and other mutual funds	—	7,111

Total investment assets at fair value	—	5,480,625
Interest and dividends receivable	—	7,237
Due from brokers	—	7,677

Total assets at fair value	—	5,495,539
Liabilities
Investments sold, but not yet purchased, at fair value
Managed accounts
Dervative contracts	—	201,854
Common and preferred stocks	—	109,526
Fixed income securities	—	5,994

Total investments sold, but not year purchased, at fair value	—	317,374
Due to brokers and other payables	—	372,586

Total liabilities at fair value	—	689,960

Net Master Trust assets available for benefits at fair value (1)	$—	$4,805,579

(1)	As of December 31, 2008 and 2007, the Plan’s interest in the Net Master Trust assets available for benefits at fair value was approximately 0% and 88.26%, respectively. As of July 31, 2008, the Plan’s interest in the Net Master Trust assets available for benefits at fair value was approximately 87.92%. As disclosed in Note 1, the fair value of the MPP’s interest in the amount of $550,586,252 as of July 31, 2008 was transferred to the Plan on August 1, 2008. On August 1, 2008, the total value of assets in the Plan was $4,588,319,761, including the fair value of the MPP’s interest and other assets of the Plan.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following presents the net investment loss for the Master Trust:

(in thousands)	For the Year	For the Period
	Ended	Ended
	December 2008	December 2007

Net (depreciation)/appreciation of investments
Mutual funds	$(123,860)	$(130,978)
Collective trusts	(107,109)	(3,600)
Managed accounts
Common and preferred stocks	(131,713)	(14,978)
Fixed income securities	1,434	(3,475)
Derivative contracts	(9,411)	352
Collective trusts	—	(3,251)
Money market and other mutual funds	(3,094)	(548)

Total net depreciation of investments	(373,753)	(156,478)

Investment income/(expense)
Interest and dividends	50,855	145,898
Interest on GICs	21,781	2,711
Investment management fees and other expenses	(7,356)	(1,714)

Total net investment income	65,280	146,895

Net investment loss (1)	$(308,473)	$(9,583)

(1)	The net investment loss for the Master Trust for the year ended December 2008 represents the period from January 1, 2008 to July 31, 2008.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

4.	Net assets of the Plan
As described in Note 1, effective August 1, 2008, the Goldman Sachs Money Purchase Pension Plan was merged into the Plan. Therefore, all investments are now accounted for under the Plan.
The following presents the Plan’s net assets at fair value:

(in thousands)	As of	As of
	December	December
	2008	2007

Assets
Investments, at fair value
Collective trusts	$1,269,761	$—
Mutual funds	914,472	—
Managed accounts
Collective trusts	683,130	—
Common and preferred stocks	473,245	—
Cash and short-term investments	271,656	—
Fixed income securities	52,402	—
Derivative contracts	15,774	—
GICs	12,528	—
Asset-backed securities	8,621	—

Total investment assets at fair value	3,701,589	—
Participant loans	21,287	—

Total assets at fair value	3,722,876	—
Liabilities
Investments sold, but not yet purchased, at fair value
Managed accounts
Common and preferred stocks	70,669	—
Fixed income securities	13,875	—
Dervative contracts	13,877	—

Total investment liabilities at fair value	98,421	—

Net assets at fair value	$3,624,455	$—

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following presents the Plan’s net appreciation/(depreciation) of investments:

(in thousands)	For the Year	For the Period
	Ended	Ended
	December 2008	December 2007

Net (depreciation)/appreciation of investments

Mutual funds	$(373,662)	$—
Collective trusts	(241,937)	—
Managed accounts
Common and preferred stocks	(287,281)	—
Fixed income securities	(11,743)	—
Collective trusts	(5,596)	—
Asset-backed securities	(348)	—
Derivative contracts	601	—

Total net depreciation of investments (1)	$(919,966)	$—

5.	Plan Termination
The Firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm’s contributions and the related investment income as required by ERISA.

6.	Fair Value Measurements
As of the beginning of the fiscal year ending November 30, 2007, the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

(1)	The Plan’s net depreciation of investments for the year ended December 2008 represents the period from August 1, 2008 to December 31, 2008.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As described in Note 1, effective August 1, 2008, the Goldman Sachs Money Purchase Pension Plan was merged into the Plan. Therefore all investments are now accounted for under the Plan.
The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value (see Note 4), as of December 31, 2008 and the Master Trust investment assets and investment liabilities at fair value (see Note 3), as of December 31, 2007. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurements in financial reporting. In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active.” This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. Our fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.
Total Plan investment assets at fair value classified within level 3 as of December 31, 2008 were $674,533,795, which primarily consisted of the Plan’s Stable Value Fund collective trusts and guaranteed investment contracts holdings. Such amounts were 18% of “Total investment assets at fair value” of the Plan’s net assets at fair value (See Note 4). Total Master Trust investment assets at fair value classified within level 3 as of December 31, 2007 were $695,636,000, which primarily consisted of the Master Trust’s Stable Value Fund collective trusts and guaranteed investment contracts holdings. Such amounts were 13% of “Total investment assets” on the Master Trust’s statements of net assets available for benefits at fair value as of December 31, 2007.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

(in thousands)	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3		Total

Collective trusts	$1,269,761	$—	$—		$1,269,761
Mutual funds	857,079	48,596	8,797	(1)	914,472
Managed accounts
Collective trusts	29,947	—	653,183	(2)	683,130
Common and preferred stocks	473,219	—	26	(3)	473,245
Cash and short-term investments	271,402	254	—		271,656
Fixed income securities	—	52,402	—		52,402
Derivative contracts	—	15,774	—		15,774
Guaranteed investment contracts	—	—	12,528	(2)	12,528
Asset-backed securities	—	8,621	—		8,621

Total investment assets at fair value	$2,901,408	$125,647	$674,534	(4)	$3,701,589

(1)	Principally consists of mortgage loans and securities within the Global Bond Fund.
(2)	Principally consists of investments in non-public investment vehicles.
(3)	Consists of private placement investments.
(4)	Level 3 assets were 18% of Total investment assets at fair value.

(in thousands)	Investment Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Managed accounts
Common and preferred stocks	$70,669	$—	$—	$70,669
Fixed income securities	10,688	3,187	—	13,875
Derivative contracts	—	13,877	—	13,877

Total investment liabilities at fair value	$81,357	$17,064	$—	$98,421

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

(in thousands)	Investment Assets at Fair Value as of December 2007
	Level 1	Level 2	Level 3		Total

Collective trusts	$1,423,803	$—	$—		$1,423,803
Mutual funds	1,242,335	109,096	—		1,351,431
Managed accounts
Collective trusts	21,827	—	646,680	(1)	668,507
Common and preferred stocks	1,018,475	—	7,451	(2)	1,025,926
Cash and short-term investments	691,159	429	—		691,588
Fixed income securities	14,752	37,492	—		52,244
Derivative contracts	5,117	213,393	—		218,510
Guaranteed investment contracts	—	—	41,505	(1)	41,505
Money market and other mutual funds	7,111	—	—		7,111

Total investment assets at fair value	$4,424,579	$360,410	$695,636	(3)	$5,480,625

(1)	Principally consists of investments in non-public investment vehicles.
(2)	Consists of private placement investments.
(3)	Level 3 assets were 13% of Total investment assets at fair value.

(in thousands)	Investment Liabilities at Fair Value as of December 2007
	Level 1	Level 2	Level 3	Total

Managed accounts
Common and preferred stocks	$109,508	$18	$—	$109,526
Fixed income securities	1,158	4,836	—	5,994
Derivative contracts	1,404	200,450	—	201,854

Total investment liabilities at fair value	$112,070	$205,304	$—	$317,374

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the period ended December 31, 2008 and the Trust’s level 3 investment assets for the period ended December 31, 2007. As reflected in the tables below, the net unrealized loss on level 3 investment assets and investment liabilities for the period ended December 31, 2008 was $60,581,438. This was comprised of net unrealized losses on collective trusts of $59,265,929, net unrealized gains on guaranteed investment contracts of $273,153, net unrealized losses on mortgage loans and securities of $600,471, and net unrealized losses on private placement investments of $988,191. As reflected in the tables below, the net unrealized loss on level 3 investment assets and investment liabilities held by the Master Trust for the period ended December 31, 2007 was $875,636. This was comprised of net unrealized losses on collective trusts of $1,154,906, net unrealized gains on guaranteed investment contracts of $414,001, and net unrealized losses on private placement investments of $134,731.

(in thousands)	Level 3 Investment Assets and Investment Liabilities
	For the Year Ended December 31, 2008
				Common
		Guaranteed		and
	Collective	Investment	Mutual	Preferred
	Trusts	Contracts	Funds	Stocks	Total

Balance, beginning of year	$646,680	$41,505	$—	$7,451	$695,636
Realized gains/(losses)	29,688	2,162	90	—	31,940
Unrealized gains/(losses) relating to instruments still held at the reporting date	(59,266)	273	(600)	(988)	(60,581)
Purchases, issuances, and settlements	36,081	(31,412)	9,307	(6,437)	7,539
Transfers in and/or out of level 3	—	—	—	—	—

Balance, end of year	$653,183	$12,528	$8,797	$26	$674,534

(in thousands)	Level 3 Investment Assets and Investment Liabilities
	For the Period Ended December 31, 2007
				Common
		Guaranteed		and
	Collective	Investment	Mutual	Preferred
	Trusts	Contracts	Funds	Stocks	Total

Balance, beginning of year	$617,547	$70,671	$—	$7,586	$695,804
Realized gains/(losses)	4,353	30	—	—	4,383
Unrealized gains/(losses) relating to instruments still held at the reporting date	(1,155)	414	—	(135)	(876)
Purchases, issuances, and settlements	25,935	(29,610)	—	—	(3,675)
Transfers in and/or out of level 3	—	—	—	—	—

Balance, end of year	$646,680	$41,505	$—	$7,451	$695,636

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

7.	Description of the Plan’s Investment Contracts
On December 29, 2005, the FASB issued FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The Plan adopted the FSP effective November 30, 2007. The FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value with an offsetting asset or liability in the Statements of Net Assets Available for Benefits.
The Plan’s Stable Value Fund (the “Fund”) invests in a variety of stable value products, including guaranteed investment contracts issued by insurance companies and other financial institutions, synthetic GICs with similar characteristics, and a stable value collective investment trust.
Traditional GICs are investment contracts backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).
A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Dwight Target 2 and Dwight Target 5 Funds). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets or other amortization period agreed upon by the investment manager and wrap provider, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
A stable value collective investment trust is a commingled investment vehicle that provides liquidity at contract value. The Fund owns units of the SEI Stable Asset Fund, which serves as the Fund’s short term liquidity vehicle.
Variables that impact future crediting rates:
Primary variables impacting future crediting rates of wrap contracts include:
–	current yield of the underlying assets within the wrap contract

–	duration of the underlying assets covered by the wrap contract or other amortization period agreed upon by the investment manager and the wrap provider

–	existing difference between the market value and contract value of the underlying assets within the wrap contract
The Fund’s Traditional GICs do not experience fluctuating crediting rates.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Crediting rate calculation methodology:
The Fund uses the following formula to calculate future crediting rates for the wrap contracts:
CR = [(1+Y)*(MV/CV) ^ (1/D)]-1-Fees
CR = crediting rate
MV = market value of underlying assets
CV = contract value
D = weighted average duration of the portfolio or other amortization period agreed upon by the investment manager and the wrap provider
Y = weighted average annual effective yield to maturity of the underlying portfolio
The net crediting rate reflects fees paid to wrap contract issuers.
Traditional GICs provide a fixed rate of interest over the term to maturity of the contract.
Basis and frequency of determining interest crediting rates:
The wrap contract crediting rates are reset on a staggered, quarterly basis, with one of the three contracts resetting every month.
Traditional GICs do not reset their crediting rates.
Minimum crediting rates:
Wrap contracts provide an interest rate floor of zero percent.
Relationship between future crediting rates and adjustment between fair value (market value) and contract value:
The crediting rate of the wrap contracts will track current market yields on a trailing basis. The rate reset allows the contract value of the underlying assets to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Limitations on the ability of the Fund to transact at contract value:
The benefit-responsive investment contracts, including the traditional GICs and wrap contracts, which are agreements with insurance companies and other financial institutions, are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, wrap contracts provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a market value adjustment, such events include all of the following: (i) amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the plan sponsor (“employer-initiated event(1)”). At this time, the Plan Sponsor does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.
Terminations at other than contract value:
GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination. The wrap contracts permit the issuer or investment manager to elect at any time to convert the underlying assets to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying assets on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the underlying assets must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the underlying assets by such termination date.
(1)	For purposes of the Plan’s contracts, “employer-initiated events” are defined as follows: (i) a change of employment status due to (a) the transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer or (b) a spin-off, sale or merger of any unit of the employer where a withdrawal is the result of a transfer to another plan unless, in any of these cases, there is a cessation of employment constituting a “separation from service” for purposes of Section 401(k) or Section 402 of the Internal Revenue Code of 1986, as amended; (ii) a partial or full Plan termination which is not the result of financial hardship, such as a court ordered liquidation under applicable bankruptcy or insolvency statutes; (iii) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or fund; and (iv) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Average yield calculation
Average yields for Stable Value Fund	For the Year	For the Period
	Ended	Ended
	December	December
	2008	2007
Based on actual earnings (1)	6.11%	5.44%
Based on interest rate credited to participants (2)	4.18%	4.97%
(1) Computed by dividing the annualized one-day actual earnings of the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants in the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

8.	Related Party Transactions
An affiliate of the Firm manages several mutual fund investment options within the Plan. These investments include the Money Market, Short Duration Bond, Core Bond, High Yield Bond, Large Cap Structured Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Growth Equity, Mid Cap Value Equity, and Real Estate Equity, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or were payable by the Plan for investment management services relating to these funds for the periods ended December 31, 2008 and 2007; however, investment advisory fees may be paid from the funds to the Firm or its affiliates. Effective December 21, 2007, the Small Cap Structured Equity Fund was removed from the Plan’s list of investments.
In addition, an affiliate of the Trustee manages several investment options within the Plan. These investments include the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, Emerging Markets Index Funds, and Treasury Inflated Protected Securities, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also served as a counterparty to one of the Plan’s synthetic investment contracts at December 31, 2008 and 2007.
The Plan has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of December 31, 2008 and December 31, 2007, the Plan’s interest in the Company Stock Fund represented 567,924 and 441,262 of the Firm’s common stock with a fair market value of $47,927,106 and $94,893,393, respectively. Purchases of $19,975,252 and $1,221,709 and sales of $4,892,986 and $16,091 of the Firm’s common stock were made through the Company Stock Fund during the year ended December 31, 2008 and period ended December 31, 2007, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

9.	Tax Status
The Internal Revenue Service has determined and informed the Firm by a letter dated September 23, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Internal Revenue Code.

10.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:

(in thousands)	As of	As of
	December	December
	2008	2007
Net assets available for benefits, per the financial statements	$3,787,812	$4,331,312
Less: Adjustment from contract value to fair value	(62,092)	(2,588)
Less: Amounts allocated to withdrawing participants	(13,514)	(11,368)

Net assets available for benefits, per the Form 5500	$3,712,206	$4,317,356

The following is a reconciliation of benefits paid to participants from the Plan’s financial statements to the Form 5500:

(in thousands)	For the Year	For the Period
	Ended	Ended
	December	December
	2008	2007
Benefits paid to participants, per the financial statements	$183,218	$17,194
Add: Amounts allocated to withdrawing participants, end of year/period	13,514	11,368
Less: Amounts allocated to withdrawing participants, beginning of year/period	(11,368)	(15,869)

Benefits paid to participants, per the Form 5500	$185,364	$12,693

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following is a reconciliation of investment income per the financial statements to the Form 5500:

(in thousands)	For the Year	For the
	Ended	Period Ended
	December	December
	2008	2007
Total investment loss, per the financial statements	($1,201,085)	($8,821)
Prior year adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,588	1,611
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(62,092)	(2,588)

Total investment loss, per the Form 5500	($1,260,589)	($9,798)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008 and 2007 but had not yet been paid as of that date.

11.	Plan Mergers
Effective August 1, 2008, the MPP Plan was merged into the Plan resulting in a net assets transfer of $550,586,252 into the Plan’s assets. As the MPP Plan assets were held in the Trust, assets were transferred in-kind into the Plan on the merger date. Additionally, in connection with the merger, certain required MPP Plan provisions were maintained under the Plan.

12.	Financial Instruments with Off-Balance-Sheet Risk
In accordance with the investment strategy of the managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Goldman Sachs 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.
The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.
All derivative financial instruments are carried at fair value. The fair values of the Plan’s derivative financial instruments (see Note 4) and the Master Trust derivative financial instruments (see Note 3) as of and for the periods ended December 31, 2008 and 2007 are as follows:

(in thousands)	As of December 2008		As of December 2007
	Assets	Liabilities	Assets	Liabilities

Forward Settlement Contracts	$7,509	$8,082	$809	$218
Option Contracts	2,470	330	1,767	2,631
Swap Contracts	5,764	4,839	212,129	194,864
Futures Contracts	31	626	3,805	4,141

Total	$15,774	$13,877	$218,510	$201,854

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under FSP No. FAS 133-1 and FIN 45-4. The Plan’s written and purchased credit derivatives include credit default swaps and total return swaps. All of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. As of December 2008, the Plan had written and purchased credit derivatives with total gross notional amounts of $1.0 million and $50.1 million, respectively, for total net purchased protection of $49.1 million in notional value.
Investments sold, but not yet purchased as of December 31, 2008 and 2007 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.
The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

The Goldman Sachs 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

Common Collectives
Barclays Global Investors/LifePath® 2045 Fund	1,559	9,776
State Street Global Advisors/Russell 2000 Index Fund	2,791	48,331
State Street Global Advisors/S&P 500 Flagship Securities Lending Fund	14,984	248,458
Barclays Global Investors/20+ yr Treasury Bond Index Fund	1,679	52,182
Barclays Global Investors/Equity Growth Index Fund	3,769	26,949
Barclays Global Investors/Equity Value Index Fund	3,787	37,830
State Street Global Advisors/S&P Mid Cap Index Securities Lending Fund	1,815	46,838
State Street Global Advisors/Emerging Markets Index Fund	5,342	72,409
State Street Global Advisors/US TIPS Index Securities Lending Fund	9,196	100,177
Barclays Global Investors/LifePath® Retirement Fund	77	665
Barclays Global Investors/LifePath® 2010 Fund	330	2,773
Barclays Global Investors/LifePath® 2015 Fund	1,045	8,269
Barclays Global Investors/LifePath® 2020 Fund	1,984	14,940
Barclays Global Investors/LifePath® 2025 Fund	1,718	12,385
Barclays Global Investors/LifePath® 2030 Fund	2,302	15,954
Barclays Global Investors/LifePath® 2035 Fund	2,003	13,383
Barclays Global Investors/LifePath® 2040 Fund	1,776	11,473
Barclays Global Investors/LifePath® 2050 Fund	155	953
Goldman Sachs AssetManagement, L.P./Financial SquareMoneyMarket Fund	672	672
Goldman Sachs AssetManagement, L.P./Financial SquareMoneyMarket Fund	544,066	544,066
Goldman Sachs AssetManagement, L.P./Financial SquareMoneyMarket Fund	1,275	1,278

	602,325	1,269,761

Mutual Funds
International Intrinsic Value Fund (GMO)	8,566	153,503
Goldman Sachs Asset Management, L.P./Short Duration Gov’t Fund	7,051	72,346
Western Asset Mgmt Co./Core Plus Bond Portfolio	6,515	56,549
Goldman Sachs Asset Management, L.P./Structured US Equity Fund	3,803	68,181
Goldman Sachs Asset Management, L.P./Mid Cap Value Fund	8,311	184,508
Goldman Sachs Asset Management, L.P./High Yield Fund	9,876	49,972
Goldman Sachs Asset Management, L.P./Capital Growth Fund	2,638	35,476
Goldman Sachs Asset Management, L.P./Large Cap Value Fund	6,714	57,943
Goldman Sachs Asset Management, L.P./Core Fixed Income Fund	4,668	39,398
Goldman Sachs Asset Management, L.P./Growth Opportunities Fund	2,539	33,103
Goldman Sachs Asset Management, L.P./Real Estate Securities Fund	7,098	59,198
OppenheimerFunds, Inc./Commodity Strategy Total Return Fund	7,618	23,693
PIMCO GLOBAL BOND	1,082,066	80,602

Total Mutual Funds	1,157,463	914,472

Loans
PARTICIPANT LOANS*	21,287	21,287

Managed Accounts

COMMON COLLECTIVES
Wrap Contracts	—	574,926
SEI STABLE ASSET FUND	85,990	78,257
FINANCIAL SQUARE MONEY MKT	25,597	25,597
MARTIN CURRIE BUSINESS TRUST	807	2,342
MARTIN CURRIE BUSINESS TRUST	472	1,997

Total Common Collectives	112,866	683,119

COMMON STOCK
GOLDMAN SACHS GROUP INC*	568	47,927
LOCKHEED MARTIN CORP	40	3,397
NORFOLK SOUTHN CORP	52	2,442
UNION PAC CORP	66	3,160
GILEAD SCIENCES INC	26	1,323
GENERAL DYNAMICS CORP	42	2,427
APPLE INC	21	1,779
CVS CAREMARK CORP	89	2,566
GENENTECH INC	53	4,425
ORACLE CORP	15	272
SCHERING PLOUGH CORP	39	669
WAL MART STORES INC	51	2,832
WELLS FARGO + CO NEW	110	3,238
LOWES COS INC	96	2,058
JOHNSON + JOHNSON	16	927
MCDONALDS CORP	118	7,367
TARGET CORP	47	1,616
AIR PRODS + CHEMS INC	15	748
QUALCOMM INC	57	2,035
BLACKROCK INC CLA	16	2,093
PETROLEO BRASILEIRO SA	23	565
MONSANTO CO NEW	40	2,780
JPMORGAN CHASE + CO	64	2,006
US BANCORP DEL	83	2,077
ABB LTD	100	1,493
YUM BRANDS INC	60	1,876
GOOGLE INC	3	786
MASTERCARD INC	15	2,193
VISA INC	70	3,694
TRANSOCEAN LTD ZUG	39	1,853
GIVAUDAN AG	3	2,030
SMITH + NEPHEW	154	972
AUTONOMY CORP	138	1,881
COMPASS GROUP	321	1,586
ROCHE HOLDINGS AG	17	2,566
NESTLE SA	84	3,296
ENI	82	1,902
UBI BANCA	75	1,074
CHINA LIFE INSURANCE	461	1,401
GDF SUEZ	51	2,486
INPEX CORPORATION	—	1,270
UNILEVER NV	77	1,856
REED ELSEVIER	161	1,174
MORRISON(W)SUPRMKT	425	1,713
BHP BILLITON PLC	95	1,769
BAE SYSTEMS	354	1,915
BP PLC	359	2,715
LLOYDS BANKING GROUP PLC	470	851
CASINO GUICH PERR	23	1,700
E ON AG	60	2,358
BAYER AG	29	1,673
ALLIANZ SE	18	1,831
SWISSCOM AG	5	1,449
SANOFI AVENTIS	22	1,376

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

BANCO SANTANDER SA	281	2,639
SIEMENS AG	19	1,402
TELEFONICA SA	124	2,732
CANON INC	54	1,635
CSL	63	1,478
EAST JAPAN RAILWAY	—	1,665
ITOCHU CORP	299	1,461
MITSUI FUDOSAN CO	96	1,547
NEWCREST MINING	55	1,301
NINTENDO CO	6	2,122
NIDEC CORPORATION	29	1,097
SEKISUI HOUSE	203	1,742
SHIN ETSU CHEM CO	30	1,351
SUN HUNG KAI PROPS	213	1,775
TAKEDA PHARMACEUTICAL CO LTD	38	1,960
TOYOTA MOTOR CORP	42	1,356
UNITED O SEAS BANK	172	1,542
CEZ	31	1,287
SOC GENERALE	35	1,773
ARVINMERITOR INC	71	202
ARENA PHARMACEUTICALS INC	293	1,222
CALIFORNIA PIZZA KITCHEN INC	94	1,003
POLYONE CORP	156	490
KB HOME	23	313
DONEGAL GROUP INC	115	1,922
KINDRED HEALTHCARE INC	77	1,003
GRAFTECH INTL LTD	69	575
BROOKS AUTOMATION INC NEW	157	914
CINCINNATI BELL INC NEW	460	888
BANK MUTUAL CORP	198	2,285
WHITING PETE CORP NEW	10	341
PIPER JAFFRAY COS	38	1,511
APOLLO INVT CORP	66	614
COHEN + STEERS INC	37	408
NORTHWESTERN CORP	38	899
FAIRPOINT COMMUNICATIONS INC	60	195
RACKABLE SYS INC	28	110
CHEMTURA CORP	62	87
HERCULES OFFSHORE INC	66	312
HEALTHSPRING INC	61	1,208
EXCO RES INC	21	188
CON WAY INC	44	1,165
POOL CORP	4	70
CRAY INC	216	450
DYNEGY INC DEL	291	582
PHARMERICA CORP	44	682
HILLTOP HLDGS INC	140	1,362
MARSHALL + ILSLEY CORP NEW	11	147
TRIPLE S MGMT CORP	21	244
ORION MARINE GROUP INC	39	380
HATTERAS FINL CORP	4	104
CATALYST HEALTH SOLUTIONS INC	3	73
REINSURANCE GROUP AMER INC	3	146
NOVELLUS SYS INC	41	507
ALBANY MOLECULAR RESH INC	173	1,681
TCF FINANCIAL CORP	70	960
MEDIACOM COMMUNICATIONS CORP	159	685
AMERICAN FINL GROUP INC OHIO	36	824
CITIZENS REPUBLIC BANKCORP INC	140	416
GLATFELTER	144	1,335
ALPHARMA INC	38	1,404
FULLER H B CO	26	414
AGCO CORP	37	875
AVISTA CORP	82	1,583
CENTEX CORP	26	276
MBIA INC	95	387
ANNTAYLOR STORES CORP	17	99
AVID TECHNOLOGY INC	13	136
SYNOVIS LIFE TECHNOLOGIES INC	66	1,231
INTEVAC INC	58	296
ISLE CAPRI CASINOS INC	115	369
KEY ENERGY SVCS INC	79	350
LUBYS CAFETERIAS INC	137	576
MATTSON TECHNOLOGY INC	407	574
NEWPARK RES INC	172	636
SHAW GROUP INC	21	426
TASTY BAKING CORP	91	307
TESORO CORP	35	462
TOLL BROS INC	19	399
USA TRUCK INC	48	655
BUCKEYE TECHNOLOGIES INC	88	322
DOT HILL SYSTEMS CORP	397	322
ECHELON CORP	52	420
ECLIPSYS CORP	109	1,548
FUELCELL ENERGY INC	357	1,385
HAIN CELESTIAL GROUP INC	95	1,817
INVACARE CORP	38	596
KIRBY CORP	22	613
ON ASSIGNMENT INC	126	715
SPARTECH CORP	83	516
T HQ INC	35	149
TAKE TWO INTERACTIVE SOFTWARE	37	279
TEREX CORP NEW	15	256
TETRA TECH INC NEW	32	773
THORATEC CORP	90	2,924
WABTEC	54	2,143
FAIRCHILD SEMICONDUCTOR INTL	89	434
HUMAN GENOME SCIENCES INC	185	392
LATTICE SEMICONDUCTOR CORP	359	542
NVIDIA CORP	20	162
MYLAN INC	76	754
UNISYS CORP	177	150
FLEXTRONICS INTERNATIONAL LTD	183	469
CONTINENTAL AIRLS INC	28	498
BLOCK H + R INC	15	341
ALLEGHENY TECHNOLOGIES INC	8	194
CADENCE DESIGN SYS INC	67	246
INTERPUBLIC GROUP COS INC	31	121
FEDERAL SIGNAL CORP	144	1,180
NOVELL INC	330	1,285
JACOBS ENGR GROUP INC	6	274
SOUTH FINL GROUP INC	47	203
REPUBLIC SVCS INC	32	784
VIROPHARMA INC	47	615

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

BLOCKBUSTER INC	461	581
TPI TRIUNFO PARTIC	35	15
AMIL PARTICIPACOES	77	238
NOVOROSSIYSK COML SEA PORT PUB	62	415
MEGACABLE HOLDINGS	187	249
LSR GROUP OAO	48	37
OGX PETROLEO E GAS	1	171
RURAL ELECTRIFICATION	123	183
ASIA CEMENT CHINA	253	128
KB FINANCIAL GROUP	21	552
MEDIATEK INC	60	405
SHINHAN FINANCIAL	12	283
GPO FIN INBURSA SA	169	397
SBERBANK ROSSII	675	515
BANCO ITAU S A	7	84
SUN PHARMACEUTICAL	32	696
BK DANAMON	286	81
ASTRO ALL ASIA NET	81	52
BK RAKYAT	3,068	1,288
ORASCOM CONSTR IND	7	350
BCO DO BRASIL SA	101	633
PANIN LIFE	15,327	117
CENT PATTANA PUB	644	189
SYNERON MEDICAL LTD	2	19
STANDARD BK GR LTD	170	1,529
WAL MART DE MEXICO SAB DE CV	130	346
TELEKOMUNIKASI IND	2,713	1,717
EFES BREWERIES INTL N V	20	90
ORASCOM CONSTR IND	18	463
RAMAYANA LESTARI	2,170	100
AIRASIA BHD	957	239
SEDMOI KONTINEN	15	90
ANADOLU EFES	118	785
TURKIYE GARANTI BANKASI	408	688
YAPI VE KREDI BANKASI A S	504	686
INDRAPRASTHA GAS	154	319
WELSPUN GUJARAT ST	71	159
X 5 RETAIL GROUP NV	39	337
C P ALL PLC	409	145
CHINA SHENHUA ENERGY	672	1,422
AMBUJA CEMENTS LTD	159	227
LOJAS RENNER SA	3	19
SILICON MOTION TECHNOLOGY CORP	8	17
FALCON OIL + GAS LTD	206	47
NOVATEK OAO	15	283
DIALOG TELEKOM LTD	1,674	89
HIKMA PHARMACEUTIC	29	144
KALINA CONCERN	5	27
PARKSON RETAIL GRO	665	761
KAZAKHGOLD GROUP LTD	18	69
TALLINK GROUP AS EEK10	179	95
SHANDONG WEIGAO GB	148	225
TOTVS SA	7	111
GOLDEN EAGLE RETAI	378	266
MOL MAGYAR OLAJ GAZ. NYRT	4	111
BANCO MACRO SA	15	159
MAGNIT	22	348
COCA COLA ICECEK	51	209
KNM GROUP BERHAD	424	50
THAI BEVERGAE PUBL	3,939	533
ELSWEDY CABLES HOL	35	474
SHIRAM TRANSPORT	15	60
SHUI ON LAND LTD	871	275
RASPADSKAYA OAO	168	160
TALLINK GROUP AS EEK10	297	157
AMBUJA CEM LTD	320	461
VTB BANK(JSC)	290	630
MARFRIG FRIGORIFIC	50	162
TEGMA GESTAO LOGISTICA	19	37
ANGLO AMERICAN	100	2,278
NEW WORLD DEPARTMENT	364	199
GUARANTY TRUST BAN	56	194
CORPORATION BANK INDIA	27	102
ANHUI CONCH CEMENT	70	323
CORP MOCTEZUMA	94	147
COMPANHIA BRASILEIRA DE DISTR	5	141
MOBILE TELESYSTEMS	18	482
SABMILLER PLC	5	81
FOMENTO ECONOMICO MEXICANO SAB	30	910
TELE NORTE LESTE PARTICIPACOES	31	436
WIENERBERGER AG	10	164
BANCOLOMBIA SA	25	146
CEMEX SAB DE CV	771	698
S A C I FALABELLA	77	203
RICHTER GEDEON VEG	2	249
COCA COLA HELL BOT	36	518
MOL HUNGARIAN OIL	8	399
CHINA MOBILE LTD	36	357
BUMIPUTRA COMMERCE HLDS BH	490	828
BANK OF AYUDHYA PUBLIC CO LTD	378	99
BK OF BARODA	104	603
BIDVEST GROUP	85	964
SABMILLER PLC	44	777
SAMSUNG FIRE + MAR	2	274
INFOSYS TECHNOLOGI	36	834
INTL CONTAINER	816	222
KTB SECURITIES CO.,LTD	15	37
KOREA ELEC POWER	42	995
PICK N PAY STORES	48	187
SAMSUNG ELECTRONIC	3	989
SASOL	59	1,773
TAIWAN SEMICON MAN	1,441	1,950
TSINGTAO BREWERY	257	533
CHINA RESOURCES EN	614	1,071
BCO CREDITO INVERS	7	118
CHINA O/SEAS LAND	453	637
MINERAL DEPOSITS	86	42
TAIWAN SEMICNDCTR MFG CO LTD	18	139
TEVA PHARMACEUTICAL INDS LTD	19	818
BANCOLOMBIA S A	12	290
OIL CO LUKOIL	32	1,015
CREDICORP LTD	5	247
EMBOTELLADORA ANDINA SA	1	7
EMBOTELLADORA ANDINA SA	30	405

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

FIRST QUANTUM MINERALS LTD	28	393
TULLOW OIL	140	1,328
FIRST QUANTUM MINERALS LTD	6	93
VANGUARD INTERNATI	376	85
AMERICA MOVIL SAB DE CV	38	1,163
XINAO GAS HOLDINGS	179	188
ACE LIMITED	4	198
BANK NEW YORK MELLON CORP	7	208
COVIDIEN LTD	7	239
WYNDHAM WORLDWIDE CORP	9	60
AT+T INC	12	348
COMCAST CORP NEW	20	319
CONOCOPHILLIPS	5	256
ABB LTD	11	159
MCKESSON CORP	6	240
J C PENNEY INC	6	120
DEVON ENERGY CORPORATION NEW	4	245
THERMO FISHER SCIENTIFIC INC	7	235
PROCTER AND GAMBLE CO	4	263
AMGEN INC	3	159
CVS CAREMARK CORP	10	274
CISCO SYS INC	13	210
GENERAL ELEC CO	12	191
HEWLETT PACKARD CO	8	275
MORGAN STANLEY	11	171
ORACLE CORP	14	242
PRAXAIR INC	3	155
BANK AMER CORP	12	171
INTERNATIONAL BUSINESS MACHS	3	217
ABBOTT LABS	6	339
LOWES COS INC	12	263
XEROX CORP	23	185
JOHNSON + JOHNSON	4	267
UNITED TECHNOLOGIES CORP	6	346
AMERICAN EXPRESS CO	8	146
UNITED PARCEL SVC INC	4	234
BAKER HUGHES INC	3	102
METLIFE INC	8	293
EXELON CORP	3	152
JPMORGAN CHASE + CO	10	301
EL PASO CORP	25	194
KRAFT FOODS INC	9	254
CHEVRON CORP	4	314
COGNIZANT TECHNOLOGY SOLUTIO	4	79
WHOLE FOODS MARKET INC	(24)	(226)
JPMORGAN & CHASE & CO	6	192
F5 NETWORKS INC	(7)	(157)
QLOGIC CORP.	(6)	(82)
AMERICAN EAGLE OUTFITTERS	(8)	(74)
NETFLIX INC	(3)	(98)
TIME WARNER CABLE-A	(8)	(180)
AMERICAN EXPRESS COMPANY	(2)	(44)
FINISH LINE INC	5	25
PRAXAIR INC	(1)	(72)
GENZYME CORP — GENL DIVISION	(1)	(96)
COSTAR GROUP INC	—	(16)
BRE PROPERTIES INC	(1)	(20)
LINEAR TECHNOLOGY CORP	(4)	(92)
STERICYCLE INC	(2)	(96)
CREE INC	(5)	(76)
METTLER-TOLEDO INTERNATIONAL	(3)	(220)
RAYMOND JAMES FINANCIAL INC	(2)	(29)
SYNAPTICS INC	(10)	(159)
VORNADO REALTY TRUST	(1)	(72)
WINN-DIXIE STORES INC	(4)	(61)
APPLE INC	13	1,080
ABBOTT LABS	(10)	(522)
ATHENAHEALTH INC	3	112
BAXTER INTL INC	13	673
BB&T CORPORATION	(20)	(540)
BERKSHIRE HATHAWAY INC CLASS A	—	580
BERKSHIRE HATHAWAY INC CLASS B	—	305
COGNIZANT TECHNOLOGY SOLUTIO	25	451
CITRIX SYS INC	25	579
CVS CAREMARK CORP	41	1,180
THE WALT DISNEY COMPANY	(18)	(417)
GENENTECH INC	6	457
DIRECTV GROUP INC/THE	28	647
FIRST ADVANTAGE CORP	6	88
FIDELITY NATIONAL INFORMATION	46	746
FIRST SOLAR INC	7	1,029
GILEAD SCIENCES INC	15	774
HANESBRANDS INC	27	349
J2 GLOBAL COMMUNICATIONS INC	(14)	(283)
MACY’S INC	54	563
MARVELL TECHNOLOGY GROUP LTD	157	1,044
NEWSTAR FINANCIAL INC	9	36
PALM INC NEW	92	282
QUALCOMM INC	29	1,055
RESEARCH IN MOTION LTD	26	1,074
RAYTHEON CO	23	1,161
SEARS HOLDING CORP	(15)	(592)
THERMO FISHER SCIENTIFIC INC	11	360
TEXTRON INC	19	262
WHOLE FOODS MARKET INC	(11)	(100)
BON-TON STORES INC.	(3)	(3)
WYETH	14	526
JOHNSON & JOHNSON	(14)	(810)
BANKRATE INC.	(1)	(55)
CYPRESS BIOSCIENCES INC	15	99
BIOGEN IDEC INC	11	503
COVIDIEN LTD	15	560
STRYKER CORP.	(3)	(107)
LOOPNET INC	(3)	(24)
INFINERA CORP	20	177
APOLLO GROUP INC	9	676
NETAPP INC	24	329
DISCOVERY COMMUNICATIONS-A	12	170
JPMORGAN & CHASE & CO	10	318
LIBERTY MEDIA ENTR A	42	738
BPW ACQUISITION CORP	6	50
HANCOCK HOLDING CO.	(1)	(46)
F5 NETWORKS INC	(27)	(616)
DICKS SPORTING GOODS INC	25	347

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

REGIONS FINANCIAL CORP	(18)	(144)
TRUSTMARK CORP.	(2)	(42)
MSCI INC-A	7	130
QLOGIC CORP.	(38)	(506)
AMERICAN EAGLE OUTFITTERS	(29)	(271)
SILICON LABORATORIES INC	(21)	(516)
GANNETT CO.	(36)	(287)
M&T BANK CORP.	(6)	(348)
LORILLARD INC	10	552
VERIZON COMMUNICATIONS	(10)	(344)
SUSQUEHANNA BANCSHARES INC.	(4)	(64)
ZALE CORP.	(3)	(9)
LENDER PROCESSING SERVICES	16	472
OMNICOM GROUP	(9)	(242)
SCRIPPS NETWORKS INTER-CL A	(10)	(217)
AUTONATION INC	(63)	(618)
AMGEN INC	18	1,015
WASHINGTON FEDERAL INC.	(2)	(24)
NETFLIX INC	(9)	(259)
DEVRY INC DEL	9	528
CITIZENS REPUBLIC BANCORP IN	17	50
PRICELINE.COM INC	11	778
XTO ENERGY INC.	25	874
YELLOW PAGES INCOME FUND-TRUST	(36)	(200)
DISCOVERY COMMUNICATIONS-C	19	256
AEROPOSTALE INC	(5)	(86)
CARNIVAL CORP	25	620
AMERICAN EXPRESS COMPANY	(17)	(308)
ECOLAB INC.	(12)	(439)
EATON CORP	10	516
FEDERAL REALTY INVS TRUST	(7)	(441)
PLUM CREEK TIMBER CO.	(16)	(543)
PFIZER INC	30	529
RENAISSANCERE HOLDINGS LTD	6	306
SCHLUMBERGER LTD.	(13)	(555)
STATE STR CORP	6	226
FINISH LINE INC	12	67
VARIAN MEDICAL SYSTEMS INC	(10)	(337)
PRAXAIR INC	(9)	(521)
STAPLES INC	36	643
NATIONAL PENN BANCSHARES INC.	(4)	(61)
GENZYME CORP — GENL DIVISION	(5)	(330)
COSTAR GROUP INC	(1)	(43)
ABERCROMBIE & FITCH CO	(19)	(437)
BRE PROPERTIES INC	(6)	(166)
CUMMINS INC	15	392
LINEAR TECHNOLOGY CORP	(15)	(339)
MONSTER WORLDWIDE	(10)	(125)
REYNOLDS AMERICAN INC	(5)	(205)
GYMBOREE CORP	2	62
HAWAIIAN ELECTRIC INDS	(1)	(28)
SVB FINANCIAL GROUP	(5)	(133)
STERICYCLE INC	(5)	(247)
SOUTH FINANCIAL GROUP INC	7	29
BLUE NILE INC	(2)	(46)
CREE INC	(12)	(196)
CHICO’S FAS INC	19	80
EQUITY ONE INC	(3)	(61)
ILLUMINA INC.	(15)	(402)
AMERICAN TOWER CORP	6	184
METTLER-TOLEDO INTERNATIONAL	(2)	(124)
RAYMOND JAMES FINANCIAL INC	(12)	(200)
SYNAPTICS INC	(2)	(25)
VORNADO REALTY TRUST	(6)	(337)
PETROQUEST ENERGY INC	15	105
WINN-DIXIE STORES INC	(1)	(18)
TERNA PARTICIPACOE	26	243
HYNIX SEMICONDUCTOR	2	8
KOREAN AIR LINES CO LTD	—	—
NAMYANG DAIRY PRODUCTS CO	—	22
HYUNDAI MERCHANT MARINE	3	81
GS HOLDINGS CORP	1	26
SK ENERGY CO LTD	1	49
ICBC	161	85
CHINA COMMUNICATIONS CONSTRUCTION	88	109
ACCORDIA GOLF CO LTD	—	134
CHINA MENGNIU DAIRY CO	72	94
BOC HONG KONG HOLDINGS LTD	127	144
PACIFIC GOLF GROUP INTL	—	20
ANGANG NEW STEEL CO LTD — H	204	228
CHINA RAILWAY GROUP LTD — H	417	289
PACIFIC CENTURY PREMIUM DEVE	861	195
LDH CORP	3	229
PYI CORPORATION LTD	998	46
SAMSON HOLDING LTD	1,132	146
NGK SPARK PLUG CO LTD	3	24
PAUL Y. ENGINEERING GROUP	43	2
ANHUI CONCH CEMENT CO LTD-A P NOTE	19	73
RREEF CHINA COMMERCIAL TRUST ESCROW	799	272
HITACHI CONSTRUCTION MACHINE	2	23
FUSHAN INTERNATIONAL ENERGY	490	123
TECHTRONIC INDUSTRIES CO	2,250	447
CANON INC	3	91
NINTENDO CO LTD	—	111
AOZORA BANK LTD	1,239	1,131
CHINA RESOURCES POWER	58	112
PETROCHINA CO LTD	96	84
MITSUBISHI ESTATE CO LTD	2	32
EAST JAPAN RAILWAY CO	—	311
CHINA MOBILE	10	95
ABC LEARNING CENTRES LTD	9	—
AMERICREDIT CORP	—	—
ACTIVIDENTITY CORP	52	93
ADELPHIA CONTINGENT CVV 1	3,749	37
ADELPHIA CONTINGENT CVV 4	2,538	—
ADELPHIA CONTINGENT CVV 6D	620	—
ADELPHIA CONTINGENT CVV 6E/F	4,855	—
AFI DEVELOPMENT-GDR REGS-WI	34	21
AFREN PLC	19	7
ASSURANT INC	12	357
AMERICAN TOWER CORP-CL.A	19	558
AUROBINDO PHARMACEUTICALS P NOTE SB	1	3
BANKAMERICA CORP	76	1,071
BABCOCK & BROWN CAPITAL LTD	110	86

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

BEAR STEARNS COMPANIES INC ESC	27	—
BALLY TECHNOLOGIES INC	24	571
CARLSBERG AS-B	9	298
CENTRAL AFRICAN MINING & EXPLORATION COMPANY PLC	750	23
CIGNA CORP	57	967
CKX INC	53	195
CONSOLIDATED MEDIA HOLDINGS	226	301
COMVERSE TECHNOLOGY INC	372	2,330
CONSECO INC	13	65
COVIDIEN LTD	1	19
CREDIT SUISSE GROUP-REG	16	436
CHINA SUNERGY CO LTD-ADR	1	4
CSX CORP	8	270
CENVEO INC	35	156
DATA PATH 144A	46	—
DEAN FOODS CO	7	121
ECB BANCORP INC	3	53
EASTERN PLATINUM LTD	177	49
ENERGY CONVERSION DEVICES	1	18
E ON AKTIENGESELLSCHAFT EON NAMEN-AKT	14	536
FIRST CALIFORNIA FINANCIAL G	7	37
FRONTERA COPPER CORP	15	6
FIDELITY NATIONAL FINL	36	633
FOREST OIL CORP	24	396
FIBERTOWER CORP	88	14
ISHARES FTSE/XINHUA CHINA 25 INDEX FUND	2	47
GREAT BASIN GOLD LTD	42	54
SOCIETE GENERALE-A	9	473
GENERAL MOLY INC	57	67
GLOBALSTAR INC	6	1
GOODYEAR TIRE	48	285
HERITAGE COMMERCE CORP	12	140
HILLTOP HOLDINGS INC	24	231
INVERNESS MEDICAL INNOVATION	61	1,159
IRF EUROPEAN INVESTMENTS LTD	67	125
KBW BANK ETF	31	680
LDK SOLAR CO LTD — ADR	—	1
LEHMAN BROTHERS HOLDINGS INC	8	—
LIFE TECHNOLOGIES CORP	31	724
CHENIERE ENERGY INC	3	9
MCKESSON CORP	—	—
MARSHALL & ILSLEY CORP	6	81
MACQUARIE MEDIA GROUP LTD	4	3
MARATHON OIL CORP	24	651
MORGAN STANLEY	25	398
MUENCHENER RUECKVER AG-REG	1	169
MACROVISION SOLUTIONS CORP	71	902
MYLAN LABS INC	106	1,051
NESTLE SA-REGISTERED	1	25
NEWSTAR FINANCIAL INC — AFFILIATE	70	281
NETBANK INC	3	—
BANK TURANALEM JSC-REG S GDR	—	36
OUTOKUPMU OYJ	2	22
PRIDE INTERNATIONAL	24	383
PROLOGIS TRUST	3	46
PARIS RE HOLDINGS LTD	58	806
PLATINUM UNDERWRITERS HLDGS	7	261
QUALCOMM INC	6	213
RIO TINTO LTD LONG SHRS	6	169
ROHM & HAAS CO	2	147
SWISS RE-REG	19	875
SAMPO OYJ	9	167
BANCO SANTANDER CENTRAL HISP	28	264
SBERBANK	701	523
SKYTERRA COMMUNICATIONS INC	16	28
CHINA PETROLEUM & CHEM-ADR	—	12
SONOSITE INC	1	14
SUNPOWER CORP-CLASS A	1	34
SOUTHERN UNION CO	85	1,111
SYNCORA HOLDINGS LTD	45	8
SALZGITTER AG	1	104
THYSSENKRUPP AG	2	57
TRAVELERS COS INC/THE	8	376
TRINA SOLAR LTD — SPON ADR	1	8
TERRESTAR CORP	29	12
TIME WARNER CABLE-A	—	—
UNION PACIFIC CORP	17	796
URANIUM ONE INC	85	125
VERISIGN INC	6	120
WELLPOINT INC	15	634
ZURICH FINANCIAL SERVICES	3	735
CHEUNG KONG HOLDINGS LTD	(10)	(95)
HANG SENG BANK LTD	(13)	(171)
YANZHOU COAL MINING CO-H	(16)	(12)
CHINA MERCHANTS HLDGS INTL	(80)	(155)
CHINA COAL ENERGY CO — H	(8)	(6)
NIPPON MEAT PACKERS INC	(2)	(23)
ALUMINUM CORP OF CHINA	(260)	(137)
SINOFERT HOLDINGS LTD	(228)	(110)
JIANGXI COPPER COMPANY LTD — H	(191)	(140)
CHINA PETROLEUM & CHEMICAL-H	(369)	(223)
CHINA MERCHANTS BANK — H	(46)	(85)
MITSUBISHI CHEMICAL HOLDINGS	(1)	(4)
KENEDIX INC	—	(4)
GOME ELECTRICAL APPLIANCES	(74)	(11)
LI & FUNG LTD	(72)	(123)
SUMITOMO METAL MINING CO LTD	(8)	(81)
SUMITOMO LIGHT METAL IND LTD	(2)	(2)
KOMATSU LTD	(13)	(156)
KOMATSU LTD — USD COR	(13)	(156)
CHIYODA CORP	(7)	(38)
NTN CORP	(11)	(32)
THK CO LTD	(2)	(17)
HIROSE ELECTRIC CO LTD	(1)	(50)
FANUC LTD	(2)	(118)
KAWASAKI HEAVY INDUSTRIES	(79)	(156)
MAZDA MOTOR CORP	(26)	(43)
DAIHATSU MOTOR CO LTD	(5)	(41)
SUZUKI MOTOR CORPORATION	(4)	(47)
CHINA TELECOM CORP LTD-H	(234)	(87)
HOPSON DEVELOPMENT HOLDINGS LTD	(102)	(74)
OLYMPUS CORP	(2)	(39)
TAKASHIMAYA CO.	(3)	(22)
MARUI GROUP CO LTD	(6)	(35)

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

SHINSEI BANK LTD	(19)	(29)
SUMITOMO MITSUI FINANCIAL GROUP	—	(112)
MIZUHO FINANCIAL GROUP	—	(224)
TOBU RAILWAY CO LTD	(4)	(24)
NIPPON YUSEN KABUSHIKI KAISH	(9)	(56)
ANHUI CONCH CEMENT CO LTD-H	(11)	(51)
SOFTBANK CORP	(5)	(88)
AIRTRAN HOLDINGS CO	(27)	(121)
ANCHOR BANCORP WISCONSIN INC	(2)	(7)
ANHEUSER-BUSCH INBEV NV	(3)	(72)
AMBAC FINANCIAL GROUP	(176)	(228)
ACE AVIATION HOLDINGS INC-A	(1)	(4)
ACERINOX SA	(4)	(65)
ADC TELECOMMUNICATIONS	(14)	(75)
ARCHER-DANIELS-MIDLAND CO.	(23)	(649)
AUTOMATIC DATA PROCESSING	(4)	(140)
ADIDAS-SALOMON AG	(4)	(166)
AMERICAN FINANCIAL GROUP	(5)	(109)
ASPEN INSURANCE HOLDINGS LTD	(1)	(30)
AMERICAN INTL GROUP	(33)	(53)
APOLLO INVESTMENT CORP	(24)	(221)
AAR CORP	(5)	(84)
AUTOLIV	—	—
ALLSTATE CORPORATION	(10)	(312)
ALPHARMA INC-CL A	(2)	(88)
ALTERA CORP	(5)	(92)
ADVANCED MICRO DEVICES INC	(19)	(42)
AFFILIATED MANAGERS GROUP	(3)	(138)
AMGEN CORP	(24)	(1,398)
AMERICA MOVIL	(6)	(186)
ARVINMERITOR INC	(8)	(23)
ASSOCIATED BANC-CORP	(5)	(100)
ALLIANT TECHSYSTEMS INC	(4)	(382)
ATLAS ENERGY RESOURCES	—	(4)
AVALONBAY COMMUNITIES INC	(2)	(99)
ARMSTRONG WORLD INDUSTRIES INC	(4)	(95)
BILL BARRETT CORP	—	(8)
BB&T CORP	(21)	(567)
BANCO BILBAO VIZCAYA ARGENTA	(9)	(103)
BLACK & DECKER CORP	(5)	(227)
BUNGE LIMITED	(6)	(314)
GENERAL CABLE CORP	(8)	(143)
BHP BILLITON LTD SHORT	(8)	(182)
BIOMARIN PHARMACEUTICAL INC	(14)	(248)
BOSTON PROPERTIES INC	(4)	(224)
CAPITALAND LTD	(21)	(45)
CATERPILLAR INC	(7)	(319)
CATHAY GENERAL BANCORP	(9)	(217)
CAMECO CORP	(3)	(52)
COMPUCREDIT CORP	—	(1)
CENTRAL EUROPEAN DISTRIBUTION	(5)	(108)
CEPHALON INC	(3)	(234)
CENTRAL EUROPEAN MEDIA ENT-A	(1)	(17)
CF INDUSTRIES HOLDINGS INC	(4)	(199)
COMPAGNIE FINANCIERE RICHMONT AG	(8)	(149)
CFS RETAIL PROPERTY TRUST	(17)	(22)
CHEMED CORP	(1)	(28)
CHESAPEAKE ENERGY CORP	(45)	(729)
CIENA CORP	(10)	(65)
CHINA MEDICAL TECH-SPON ADR	(4)	(78)
CHIQUITA BRANDS INTL	(34)	(499)
CANADIAN WESTERN BANK	(7)	(75)
DEUTSCHE BANK AG-REG	(36)	(1,400)
DIME COMMUNITY BANCSHARES	(4)	(59)
DEERE & CO	(7)	(276)
DOUGLAS EMMETT INC	(6)	(79)
WALT DISNEY CO.	(14)	(327)
DEUTSCHE POST	(7)	(124)
DUKE REALTY CORP	(27)	(298)
ISHARES MSCI EMERG MKT IDX FD	(5)	(126)
EMC CORP MASS	(5)	(51)
EQUINIX INC	(4)	(209)
ERICSSON (LM) TEL-SP ADR	(11)	(84)
EVERGREEN SOLAR INC	(4)	(14)
ESSEX PROPERTY TRUST INC	(1)	(60)
ENTERGY CORP	(7)	(572)
EAST WEST BANCORP INC	(20)	(324)
FORD MOTOR CO	(222)	(509)
FASTENAL CO	(10)	(343)
FREEPORT-MCMORAN COPPER-B	(2)	(37)
FACTSET RESEARCH SYSTEMS INC	(6)	(281)
FEI COMPANY	(3)	(49)
FLUOR CORP (NEW)	(3)	(115)
FIRST MIDWEST BANCORP INC/IL	(7)	(145)
FIRSTMERIT CORP	(5)	(98)
TOTAL FINA ELF SA	(1)	(77)
FAIRFAX MEDIA LTD	(5)	(6)
GREATBATCH INC	(1)	(22)
GANNETT CO	(12)	(95)
GENERAL ELECTRIC	(2)	(39)
GENZYME CORP	(2)	(162)
SPDR GOLD TRUST	(2)	(132)
GDF SUEZ	(2)	(106)
GREY WOLF INC CASH	(10)	(55)
GENCORP INC	(1)	(5)
HOME DEPOT INC	(3)	(74)
HNI CORP	(5)	(75)
HOLCIM LTD-REG	(5)	(270)
HOLOGIC INC	(1)	(10)
HORIZON LINES INC-CL A	(2)	(7)
HUBBELL INC -CL B	(5)	(179)
HEADWATERS	(5)	(34)
ILLUMINA INC	(13)	(329)
INTERPUBLIC GROUP COS	(7)	(30)
INDITEX	(9)	(396)
JACOBS ENGINEERING GROUP INC	(3)	(128)
JOHNSON & JOHNSON	(4)	(228)
KB HOME	(7)	(101)
KEPPEL LAND LIMITED	(5)	(6)
KANSAS CITY SOUTHERN	(2)	(35)
LIBERTY GLOBAL INC-A	(11)	(175)
LIBERTY GLOBAL INC-SERIES C	(13)	(196)
LINEAR TECHNOLOGY CORP	(7)	(147)
LEGG MASON INC	(14)	(308)

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

LINCARE HOLDINGS INC	(13)	(338)
LIBERTY PROPERTY TRUST	(10)	(234)
LEVEL 3 COMMUNICATIONS INC	(18)	(13)
MACERICH CO/THE	(8)	(143)
MAPFRE SA	(60)	(203)
MASCO CORP	(30)	(334)
LVMH	(4)	(289)
MICROCHIP TECHNOLOGY INC	(6)	(126)
MEDTRONIC INC	(21)	(657)
MASSEY ENERGY CO	(4)	(52)
METLIFE INC	(23)	(793)
MEDCO HEALTH SOLUTIONS INC	(5)	(201)
MILLIPORE CORP	(2)	(122)
HERMAN MILLER INC	(9)	(114)
MOSAIC COMPANY	(5)	(175)
METTLER-TOLEDO INTERNATIONAL	(2)	(160)
NORDEA AB	(4)	(25)
ANNALY MORTGAGE MANAGMENT	(14)	(217)
NOBLE GROUP LTD	(90)	(64)
NATL PENN BCSHS INC	(10)	(139)
NATIONAL SEMICONDUCTOR CORP	(5)	(55)
NVR INC	—	(220)
OAO GAZPROM-SPON ADR REG S	—	—
OWENS & MINOR INC	(1)	(32)
LOREAL	—	(27)
ORIFLAME COSMETICS SA-SDR	(2)	(61)
PENSKE AUTO GROUP INC	(3)	(20)
PROVIDENT BANKSHARES CORP	(9)	(89)
PRECISION DRILLING TRUST EXP	(2)	(15)
PHILIPS ELECTRONICS NV	(12)	(233)
PULTE HOMES INC	—	—
PINNACLE FINANCIAL PARTNERS	(2)	(72)
BANCO POPULAR ESPANOL	(17)	(148)
POTASH CORP OF SASKATCHEWAN	(3)	(249)
PANTRY INC	(15)	(312)
RECKSON ASSOC REALTY CORP ESCROW SHARES	(1)	—
RITE AID CORP.	(15)	(5)
REGENCY CENTERS CORP	(7)	(308)
REGAL ENTERTAINMENT GROUP-A	(1)	(8)
PERNOD-RICARD	(6)	(440)
TRANSOCEAN LTD	(2)	(94)
CIA VALE DO RIO DOCE ADR	(104)	(1,254)
CIA VALE DO RIO DOCE-SP ADR	(95)	(1,015)
RADIOSHACK CORP	(13)	(157)
RYANAIR HOLDINGS PLC-ADR	(4)	(129)
RASER TECHNOLOGIES INC	(6)	(22)
SBAC COMMUNICATIONS CORP	(8)	(128)
SIGNATURE BANK	(7)	(189)
SKANDINAVISKA ENSKILDA BAN-A	(17)	(132)
SEEK LTD	(57)	(127)
STOCKLAND TRUST	(38)	(110)
SINGAPORE EXCHANGE LTD	(36)	(127)
SIGMA-ALDRICH	(10)	(402)
SINA CORP	(8)	(181)
SILICON VALLEY BANCSHARES	(7)	(178)
SEMICONDUCTOR HOLDRS TRUST	—	—
SANDISK CORP	(4)	(35)
SYNOVUS FINANCIAL CORP	(48)	(395)
SIMON PROPERTY GROUP INC	(3)	(161)
SUNTECH POWER HLDGS-ADR	(1)	(16)
SODEXO	(7)	(366)
SYMANTEC CORP	(25)	(341)
TEXAS CAPITAL BANCSHARES INC	(6)	(80)
TEVA PHARMACEUTICAL — SP ADR	(1)	(33)
TERRA INDUSTRIES INC	(9)	(143)
TRUSTMARK CORP	(6)	(123)
TYSON FOODS CL A	(19)	(170)
TORO CO	(6)	(196)
TIME WARNER INC.	(13)	(130)
URANIUM PARTICIPATION CORP	(10)	(57)
UAL CORP	(3)	(28)
UNITED SECURITY BANCSHARE/CA	(2)	(28)
UNITED BANKSHARES INC	(12)	(405)
UNITED COMMUNITY BANKS/GA	(10)	(136)
UNITED COMMUNITY BANKS/GA EXP	—	(1)
UDR INC	—	(4)
UMPQUA HOLDINGS CORP	(16)	(237)
UNITED HEALTHCARE CORP	(2)	(63)
VORNADO REALTY	(2)	(130)
VOLVO AB-B SHS	(68)	(371)
VALEANT PHARMACEUTICALS	(1)	(27)
VTB BANK OJSC-GDR-REG S/WI	(136)	(294)
VERIZON	(10)	(324)
WESTERN ALLIANCE BANCORP	(5)	(55)
WALMART DE MEXICO-SER V	(170)	(456)
WESTFIELD GROUP	(11)	(99)
WESFARMERS LIMITED	(1)	(7)
WHIRLPOOL CORP	(8)	(344)
WILMAR INTERNATIONAL LTD	(104)	(202)
WILMINGTON TRUST CORP	(12)	(258)
WEINGARTEN REALTY INVESTORS	(9)	(184)
WORLD ACCEPTANCE CORP	—	(2)
WHITNEY HOLDING CORP	(28)	(441)
XL CAPITAL LTD — CLASS A	(102)	(378)
ENERGY SELECT SECTOR	(13)	(598)
XILINX INC	(8)	(141)
YANLORD LAND GROUP LTD	(86)	(54)
ZIONS BANCORPORATION	(20)	(487)
ANGLO IRISH BANK CORP PLC	44	10
PARTYGAMING PLC	347	984
PORSCHE AUTOMOBIL HLDG-PFD	6	436
3M CO	24	1,352
AES CORP	328	2,703
AETNA INC	67	1,898
ALLERGAN INC	13	508
AMERICAN CAPITAL LTD	205	664
ANNALY CAPITAL MANAGEMENT IN	94	1,484
ATLAS AMERICA INC	188	2,786
ATLAS ENERGY RESOURCES LLC	282	3,606
ATLAS PIPELINE HOLDINGS LP	71	268
ATLAS PIPELINE PARTNERS LP	246	1,477
CASTLEPOINT HOLDINGS LTD	122	1,654
CASTLEPOINT HOLDINGS LTD	10	137
CHICO’S FAS INC	53	221

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

CIT GROUP INC	344	1,564
CORNING INC	167	1,590
DISCOVER FINANCIAL SERVICES	149	1,417
DISH NETWORK CORP-A	229	2,535
DOMTAR CORP	349	583
EBAY INC	111	1,543
ENTERPRISE GP HOLDINGS LP	101	1,757
GENENTECH INC	14	1,186
GIVEN IMAGING LTD	53	435
HALLIBURTON CO	89	1,622
HATTERAS FINANCIAL CORP	18	468
HILLTOP HOLDINGS INC	24	234
JPMORGAN CHASE & CO	20	631
KKR FINANCIAL HOLDINGS LLC	483	762
LINN ENERGY LLC-UNITS	422	6,311
MAGUIRE PROPERTIES INC	102	149
MANITOWOC COMPANY INC	34	297
MARATHON OIL CORP	33	897
MEDCO HEALTH SOLUTIONS INC	11	440
MF GLOBAL LTD	107	219
MORGANS HOTEL GROUP CO	8	36
NORTHSTAR REALTY FINANCE COR	232	907
NUCOR CORP	47	2,181
POTASH CORP OF SASKATCHEWAN	25	1,794
RAIT FINANCIAL TRUST	142	369
RESOURCE CAPITAL CORP	175	670
SHIRE PLC-ADR	59	2,620
SLM CORP	619	5,507
TEXTRON INC	113	1,567
TRANSOCEAN LTD	124	5,851
UNITEDHEALTH GROUP INC	198	5,256
WELLPOINT INC	109	4,601
WELLS FARGO & CO	17	498
WILLIAMS COS INC	139	2,011
WILLIS GROUP HOLDINGS LTD	94	2,331
WYNDHAM WORLDWIDE CORP	147	964
XL CAPITAL LTD -CLASS A	263	971
TEVA PHARMACEUTICAL-SP ADR	85	3,607
AET JAN09 25 PUT	—	(8)
MHS FEB09 40 PUT	—	(7)
MMM JAN09 60 PUT	—	(29)
MRO JAN09 25 PUT	—	(9)
MRO JAN09 30 PUT	—	(47)
RIG MAY09 40 PUT	—	(48)
SLM JAN09 10 PUT	—	(11)
SLM JAN09 12.50 PUT	—	(29)
SLM JAN09 15 PUT	—	(31)
TXT JAN09 15 PUT	—	(8)
TXT JAN09 17.50 PUT	—	(62)
XL JAN09 10 PUT	—	(52)
LENOVO GROUP LTD	(256)	(70)
SINA CORP	(3)	(74)
CHINA MERCHANTS HOLDINGS INTL	110	213
JAPAN TOBACCO INC.	—	957
TENCENT HOLDINGS LTD	56	362
NINTENDO CO LTD	2	894
AOZORA BANK LTD	148	135
AMERICA MOVIL SAB DE C V	17	518
DEUTSCHE TELEKOM AG	24	362
BOUYGUES	25	1,051
NATIONAL BANK OF GREECE	12	218
GAGFAH SA	9	51
HOME INNS & HOTELS MANAG-ADR	15	132
DEUTSCHE LUFTHANSA — REG	(31)	(483)
SAP AG	(4)	(141)
SAP AG	(10)	(351)
STORA ENSO OYJ-R SHS	(59)	(457)
TELEFONICA S.A.	23	510
GMARKET INC — ADR	7	123
CLP HOLDINGS LTD	(34)	(231)
MEYER BURGER TECHNOLOGY AG	—	(11)
BANCO BILBAO VIZCAYA ARGENTARI	(21)	(248)
NEUROSEARCH A/S	—	8
MEDIASET SPA	(33)	(187)
HERMES INTERNATIONAL	(4)	(622)
TELEFONOS DE MEXICO S A	(16)	(329)
SINA CORP	(4)	(94)
PORTUGAL TELECOM SGPS SA-REG	(21)	(177)
NOVARTIS AG-REG SHS	(6)	(289)
ENIRO AB	(4)	(5)
PERNOD-RICARD SA	(4)	(320)
NORDEA BANK AB	(32)	(221)
BANK OF CHINA LTD — H	1,881	515
DEUTSCHE BOERSE AG	6	435
VOLKSWAGEN AG	(1)	(429)
APPLE INC	(7)	(563)
BB&T CORP	(6)	(176)
CAPITAL ONE FINANCIAL CORP	(18)	(564)
CEPHALON INC	(9)	(724)
CITY NATIONAL CORP	(4)	(190)
COMERICA INC	(9)	(183)
COSTCO WHOLESALE CORP	(16)	(830)
EXXON MOBIL CORP	(10)	(830)
FAMILY DOLLAR STORES	(11)	(284)
FIFTH THIRD BANCORP	(18)	(152)
GENUINE PARTS CO	(9)	(345)
GOOGLE INC-CL A	(1)	(431)
ITT EDUCATIONAL SERVICES INC	(2)	(228)
KEYCORP	(5)	(38)
LAMAR ADVERTISING CO-CL A	(10)	(128)
M & T BANK CORP	(7)	(413)
MARSHALL & ILSLEY CORP	(1)	(8)
POLO RALPH LAUREN CORP	—	(18)
PUBLIC STORAGE	(5)	(374)
REGIONS FINANCIAL CORP	(12)	(92)
SUNTRUST BANKS INC	(19)	(546)
SYNOVUS FINANCIAL CORP	(13)	(110)
TCF FINANCIAL CORP	(7)	(100)
TIFFANY & CO	(9)	(208)
WAL-MART STORES INC	(6)	(331)
LAZARD LTD	38	1,117
MEDICAL PPTYS TR INC	64	403
REDWOOD TR INC.	41	604

Total Common Stock	94,229	392,275

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

CASH and SHORT TERM INVESTMENTS
CASH	—	81,772
FINANCIAL SQUARE MONEY MKT	3,478	3,478
FINANCIAL SQUARE MONEY MKT	619	619
FINANCIAL SQUARE MONEY MKT	1,671	1,671
FINANCIAL SQUARE MONEY MKT	265	265
FINANCIAL SQUARE MONEY MKT	195	195
US DOLLARS	—	22,964
HONG KONG DOLLAR 102	—	71
CANADIAN DOLLAR	1	1
EUROPEAN MONETARY UNIT	—	1
SWEDISH KRONER	8	1
SWISS FRANC	2	2
CZECH KORUNA	31	2
US DOLLAR	2	2
EUROPEAN MONETARY UNIT	2	3
SOUTH AFRICAN RAND	41	4
AUSTRALIAN DOLLAR	8	5
AUSTRALIAN DOLLAR	7	5
EUROPEAN MONETARY UNIT	3	5
POLAND ZLOTY	14	5
BRITISH POUND	4	6
DANISH KRONER	43	8
HONG KONG DOLLAR	59	8
CANADIAN DOLLAR	11	9
AUSTRALIAN DOLLAR	23	16
US DOLLAR	18	18
NORWEGIAN KRONA	139	20
HUNGARIAN FORINT	3,949	21
CZECH KORUNA	423	22
JAPANESE YEN	2,036	22
BRITISH POUND	16	24
SWEDISH KRONER	226	29
PHILIPPINE PESO	1,965	41
SWISS FRANC	55	51
EUROPEAN MONETARY UNIT	40	56
EUROPEAN MONETARY UNIT	41	57
BRITISH POUND	43	62
BRITISH POUND	43	63
SWEDISH KRONER	611	78
NEW TURKISH LIRA	131	86
ISRAELI SHEKELS	351	93
EUROPEAN MONETARY UNIT	67	94
HONG KONG DOLLAR	733	95
US DOLLAR	104	104
US DOLLAR	125	125
KOREAN WON	201,026	160
NORWEGIAN KRONA	1,168	168
EUROPEAN MONETARY UNIT	144	201
AUSTRALIAN DOLLAR	393	279
EUROPEAN MONETARY UNIT	230	321
NEW TURKISH LIRA	574	375
BRITISH POUND	274	400
US DOLLAR	515	515
MALAYSIAN RINGITT	1,902	551
BRITISH POUND	406	592
SWEDISH KRONER	4,769	608
US DOLLAR	621	621
US DOLLAR	1,092	1,092
EUROPEAN MONETARY UNIT	807	1,126
US DOLLAR	1,198	1,198
EUROPEAN MONETARY UNIT	1,025	1,429
US DOLLAR	2,186	2,186
US DOLLAR	3,448	3,448
US DOLLAR	142,418	142,418
SOUTH KOREAN WON	10	—
CANADIAN DOLLAR	1	1
BRAZILIAN REAL	—	—
COLOMBIAN PESO	35	—
EGYPTIAN POUND	—	—
INDONESIAN RUPIAH	—	—
SOUTH KOREAN WON	24	—
NEW TAIWAN DOLLAR	620	19
MEXICAN PESO (NEW)	—	—
GAMBRO MEZZANINE L+425	78	34
GAMBRO MEZZANINE L+425	16	10
KLOECKNER PENTAPLAST MEZZANINE	63	22
VIE CINEMA MEZZ LOAN	30	42
FALCON MEZZANINE	119	141
SAPPHIRE INDUSTRIALS C-UNITS	44	406
LIBERTY ACQUISITION HOL-UNIT	43	360
TRIAN ACQUISITION I — UNITS	71	649
PYI CORP LTD-CW09	136	—
EXPEDIA B WARRANTS 05/07/2012	7	2
IACI A WARRANTS 05/01/2012	4	3
INFINITY BIO-ENERGY WTS	18	—
LGND 7.8195 19APRIL2012	1	—

Total Cash	383,119	271,656

Fixed income securities
US TREASURY N/B 2.75 02/28/2013	(10,000)	(10,688)
ADELPHIA COMM 7.5% 01/04 NA ESCROW	8	—
ADELPH COM 10.25 11/1/06 NA ESC	24	—
AFRISAM INVESTMENT FLT 02/04/2012	555	503
ARS 10 12/15/2016	90	13
CALLAHAN NRH 14.125% NON-ACCRUAL	9	—
CLE 9.25 06/01/2015	431	91
ESCROW COMDISCO MTN 0.00 II	29	—
ESCROW COMDISCO MTN 0.00 I	44	—
COMDISCO 6.125% 01/15/03	117	—
COMDISCO 6.13% 8/01/01	56	—
COMDISCO 7.25% 9/01/02	98	—
COMDISCO 9.5% 08/15/03	65	—
FIRST DATA CORP 10.55 09/24/2015 PIK 144A	1,588	572
GALLERY CAPITAL SA 10.125 05/15/2013 REGS	600	240
HARRAHS OPERATING CO INC 10 12/15/2018 144A	37	14
HET 10.75 02/01/2016 144A	165	47
PLY GEM INDUSTRIES 11.75 06/15/2013	87	48
RBS 9.118% 3/31/2049	450	360
CENGAGE LEARNING HOLDCO 13.75 07/15/2015 144A PIK	291	58
TAYLOR WIMPEY PLC 6.375 05/24/2019	160	40
TWOD 6.625% 02/07/12	200	101
UVN 9.75 03/15/2015 144A	705	85

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

AAI 5.5 04/15/2015	108	138
AIRTRAN HOLDINGS 7% 7/1/23	195	115
ACE CN 4.25 06/01/2035	208	150
AMERICREDIT CORP 0.75 09/15/2011	412	185
AMERICREDIT 0.75% 9/15/2011 ROR	165	74
ADCT 3.5 07/15/2017	355	148
ADLAC 3.25 05/01/21 NA ESCROW	2,031	—
AIR 2.25 03/01/2016 144A	218	144
AMD 6 05/01/2015	969	287
AMG 3.95 08/15/2038 144A	410	281
AMGN .375% 2/1/13	2,828	2,672
AMGN .375% 2/1/13 ROR	773	730
ARM 4.625% 3/1/26	244	77
ATK 3% 08/15/24	417	483
AUROBINDO PHARMA 0% 08/11/10 CVB	200	127
BBG 5 03/15/2028	179	129
BGC .875% 11/15/13	604	348
BIOMARIN PHARMACEUTICAL 1.875 04/23/2017	318	305
CAPITALAND LTD 3.125 03/05/18	750	347
CCRT 3.625% 5/30/25	554	151
CENTRAL EUR DISTR CORP 3 03/15/2013	126	63
CEPH 0 06/15/2033	176	241
CETV 3.5 03/15/2013 144A	185	86
CFS RETAIL PROPERTY TRUST 5.075% 21AUG14 CVB	100	58
CHAMPION REIT 1% 03JUN13 CVB	—	—
CHEMED CORP 1.875 05/15/2014 ROR	35	25
CHESAPEAKE ENERGY CORP 2.5 05/15/2037	1,029	586
CHK 2.5 05/15/2037	2,135	1,217
CHINA MEDICAL TECH INC 3.5 11/15/2011	269	188
CHINA MEDICAL TECH INC 3.5 11/15/2011 ROR	68	48
CIEN 0.875 06/15/2017	661	236
CHINA MEDICAL TECH INC 4 08/15/2013	402	188
CONSECO INC 3.5 9/30/35	201	86
CQB 4.25 08/15/2016	1,013	784
CSUN 4.75 06/15/2013 144A	76	29
EMC 1.75% 12/1/2013	219	205
ENER 3 06/15/2013	204	101
EQUINIX INC 3 10/15/2014	862	535
EVERGREEN SOLAR INC 4 07/15/2013	106	37
F 4.25% 12/15/36	2,153	578
FEI COMPANY 2.875 06/01/2013	132	105
FTWR 9% 11/15/12 REGS ROR	779	171
WILSON GREAT 2.25 13 ROR	76	64
GOME ELECTRICAL APPL 0 05/18/2014	1,800	108
GSAT 5.75 04/01/2028	172	28
GY 2.25% 11/15/2024	90	39
PYI CORPORATION LTD 2% 2011	12	15
HOLOGIC INC 2 12/15/2037	59	36
HOPSON DEVELOP HLDGS 0% 02FEB10 CVB	800	63
HRZ 4.25 08/15/2012	139	72
HORIZON LINES INC 4.25 08/15/2012 ROR	82	42
HEADWATERS INC 16% 06/01/2016 144A	281	197
HW 2.5 02/01/2014	48	19
HYNIX SEMICONDUCTOR INC 4.5 14DEC12 CVB	500	280
ICO NORTH AMERICA INC 7.5 8/15/09	891	223
ILMN 0.625 02/15/2014	329	404
ELF SPECIAL FIN (IPG) 6.70488 06/15/09 NA 144A	800	694
KCC CORP 0% 30OCT12 TRANCHE C	800	682
KENEDIX INC 0% 15DEC2011 CVB	20,000	60
UNITED GLOBAL 1.75% 4/15/24	764	641
LDK 4.75 04/15/2013 144A	86	42
LNCR 2.75 11/01/2037	115	91
LINCARE HOLDINGS INC 2.75 11/01/2037 B ROR	609	483
LNG 2.25% 8/1/2012	175	23
MCHP 2.125 12/15/2037	227	144
MDT 1.5 04/15/2011	1,276	1,198
MDT 1.625% 4/15/13	1,867	1,648
MDT 1.625% 4/15/13 ROR	574	506
MASSEY ENERGY 3.25 08/01/2015	934	505
MELCO PBL SPV LTD 2.4 09/10/2012	990	797
MERRILL LYNCH & CO 0 03/13/2032	15	16
MIL 3.75% 06/01/26	445	392
NISHIMATSU 0% 10/30/2009	10,000	102
NOBLE GROUP LTD 0 06/13/2014	505	475
NIPPON YUSEN KABU 0% 24SEP26 CVB	20,000	213
PTRY 3% 11/15/12	1,012	617
RITE AID CORP 8.5 05/15/2015	43	12
REGAL ENTERTAINMENT GRP 6.25 03/15/2011 144A	124	98
RIG 1.5 12/15/2037 SERIES B	98	80
RIG 1.5 12/15/2037 SERIES C	1,959	1,525
RADIOSHACK CORP 2.5 08/01/2013 144A	881	718
RASER TECHNOLOGIES INC 8 04/01/2013 ROR	186	115
SBAC 1.875 05/01/2013 144A	527	317
SINA 0% 07/15/23	388	405
CHINA PETROLEUM & CHEM. CORP 0% 24APR14 CVB	4,000	500
SIVB 3.875 04/15/2011 144A	542	435
SNDK 1% 05/15/13	988	410
SOFTBANK CORP 1.5 03/31/13	20,000	196
SOLARFUN POWER HOLDINGS 3.5 01/15/2018 144A	305	94
SUNPOWER CORP 1.25 02/15/2027	59	46
SUNTECH POWER HLDGS CO 3 03/15/2013 ROR	425	187
SUMITOMO METAL 0% 06/22/09	15,000	182
SUZUKI MOTOR CORP 0% 29MAR13 CVB	30,000	285
SYMC 1 06/15/2013	507	467
TATA MTR CARS 0% 12JUL12 CVB	500	231
TOBU RAILWAY CO LTD 0% 31MAR16 CVB	10,000	110
TOPPAN PRINTING CO 0% 12JUN26 CVB	65,000	663
TSL 4 07/15/2013	213	78
TYSON FOODS INC 3.25 10/15/2013	750	605
UAG 3.5% 4/1/26	146	83
UAUA 4.5 06/30/2021	68	34
UAL CORP 4.5 06/30/2021 ROR	124	61
UAUACORP 5 02/01/2021	84	41
VNO 2.85% 3/15/2027	177	132
VRSN 3.25 08/15/2037	888	566
VERISIGN INC 3.25 08/15/2037 ROR	40	26
WILMAR INTERNATIONAL LTD 0% 12/18/12 CVB	1,000	869
WRLD 3 10/01/2011	61	38
YANLORD LAND GRP 0% 06FEB12 REGS CB	500	285
WESTPOINT STEVENS TERM LOAN	120	3
CITCO TERM LOAN B BD	170	77
CONVA TEC MEZZANINE FINANCING	147	175
FERRETTI 2ND LIEN 2	34	9
FERRETTI MEZZANINE	63	9

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

FORMULA 2LN (ALPHA TOPCO)	414	166
GAMBRO 2 LN EUR	5	4
GAMBRO A1 SEK	64	5
GAMBRO A2 SEK	65	6
GAMBRO A3 SEK	183	15
GAMBRO B2 USD	33	20
GAMBRO C2 USD	33	20
GAMBRO PIK A EUR	105	57
GAMBRO PIK C EUR	181	99
GAMBRO TL B EUR DBT	72	67
GAMBRO TL C EUR DBT	65	60
ISS 2ND LIEN DBT	174	107
LUCITE TL B USD	72	57
MACH 2ND LIEN DBT WP ROAMING	78	60
MACH B 1ST LIEN EUR	42	39
MACH C 1ST LIEN EUR	42	39
SPRINGER A1 USD DBT 06/22/2010	2	1
SPRINGER A1 USD DBT 06/22/2010	1	1
SPRINGER TL E1 USD	11	7
SPRINGER SCIENCE 2ND LIEN EUR	5	4
SPRINGER SCIENCE 2ND LIEN USD	55	30
SPRINGER SCIENCE TL B1 EUR	16	15
SPRINGER SCIENCE TL C1 EUR	24	22
SPRINGER SCIENCE TL E1 EUR	6	6
SPRINGER SCIENCE TLG EUR	162	145
FORMULA 1 RCF (ALPHA TOPCO)	4	(2)
KDG PIK EURIBOR +700	100	77
WORLD DIRECTORIES PIK	214	12
BAUSCH & LOMB TL L+300	23	16
CASEMA 2ND LIEN	21	20
CATALINA MARKETING TERM LOAN	46	28
CHARTER 1ST LIEN TL	187	136
COM HEM 2 LN SEK-D RECAP	37	1
DRESSER 1ST LIEN L+250 05/04/14	71	44
DRESSER 2ND LIEN	94	38
FIRST DATA TL B2	117	75
FIRST DATA TL B1	116	75
FORD MOTORS TL	255	105
GEORGIA PACIFIC TL B1 L+175 12/20/2012	24	19
HCA CORP TERM LOAN	70	56
KLOECKNER TL SENIOR TERM FACILITY 1 USD	37	18
LAND SOURCE 1 LN L+275	2,042	306
LAND SOURCE 2 LN L+450	138	3
LYONDELLBASELL TL B3 L+375	17	8
THOMSON 1 LN	70	45
TRIBUNE TL B L+300 NA	544	114
TXU TL B2	71	49
WIND 2LN TL	52	42
WIND 2ND LIEN TL	185	206
KABEL DEUTSCHLAND REVOLVER	22	3
UNITY MEDIA RCF	77	3
LANDSOURCE DIP L+600 05/31/2009 REV	112	48
SCULPTOR HOLDINGS II SARL	620	620
MASTER-LUX2 SCULPTOR HOLDINGS SARL	1,052	1,052
MASTER-LUXEMBOURG	1,052	1,052
WACHOVIA 7.5 PFD L SERIES	3	2,366
QINGHAI SALT LAKE POTASH -A USD SWP UBS	3	(24)
LG CHEM LTD USD CFD UBS	—	(1)
PAUL Y.ENGINEERING GROUP SES UBS	501	(56)
ANHUI CONCH CEMENT CO LTD A SWP USD UBS	25	(30)
ACE AVIATION HOLDINGS INC-A SWP UBS	1	(11)
AMERICAN INTL GRP 8.5 PFD CFD UBS	3	—
BARCLAYS 9.75 06/09 SWP UBS	450	(16)
BABCOCK & BROWN CAPITAL CFD UBS	38	(5)
FTSE 350 GEN RETAIL INDEX UBS	—	1
ISHARES FTSE/XINHUA CHINA 25 INDEX FUND	3	5
MACQUARIE MEDIA GROUP LTD SES UBS	114	30
MVELAPHANDA RESOURCES UBS CFD SWAP	5	(1)
STOCKLAND TRUST AUD CFD UBS	12	5
DJ STOXX 100 UTILITIES UBS SWP EUR	—	3
DJ STOXX 600 BANK UBS SWP EUR	2	(3)
DJ STOXX 600 IGS UBS SWP EUR	2	16
DJ STOXX 600 RETAIL SWP UBS	1	(1)
VALIANT PETROLEUM SWP UBS1	5	(2)
GS HOLDINGS CORP UBS CFD SWP	—	(2)
NTN CORP UBS JPY CFD	(2)	—
AMERICAN INTL GROUP CFD UBS	(5)	92
BARCLAYS PLC SWP UBS GBP	(294)	58
IMPALA PLATINUM UBS CFD SWP	(2)	(4)
FTSE 250 INDEX UBS SWP	—	36
PKO BANK POLSKI SA UBS SWP	(3)	(12)
BANCO POPULAR SWP UBS	(8)	—
PERSIMMON CFD UBS	(4)	10
REINET INVESTMENTS UBS SWP	(6)	1
RUSSIA EX OIL UBS CFD	—	18
DJS SMALL CAP 22 INDEX UBS SWP	(1)	54
EURO STOXX ENERGY INDEX UBS SWP	—	36
DJ EUROPE ST INSUR INDEX UBS SWP	—	17
DJ STOXX 600 BASIC RESOURCES UBS SWAP	—	81
CCRT 5.875 11/30/2035	(120)	(28)
VORNADO 3.625% 11/15/2026	(89)	(71)
ATK 6.75% 4/1/2016	(62)	(56)
GENERAL CABLE CORP 7.125 04/01/2017	(157)	(102)
CETV 8.25 05/15/2012	(62)	(61)
CEVA GROUP PLC 10 12/01/2016	(50)	(26)
FCX 6.875% 02/01/14	(37)	(32)
PANTRY INC 7.75 2/15/14	(122)	(85)
TRIBAL 8 04/01/2012	(120)	(74)
UAG 7.75 12/15/2016	(171)	(73)
WACHOVIA CORP 7.98 2/28/49	(3,076)	(2,579)
AES 8% 10/15/2017	1,408	1,126
AES 8% 6/1/2020 144A	791	593
ATLAS ENERGY RES 10.75% 2/1/18 144A	659	395
ATLAS PIPELINE 8.125 12/15/2015	961	631
ATLAS PIPELINE 8.75 06/15/18 144A	659	423
CHIQUITA 7.5% 11/01/14	113	78
CHS/COMMUNITY 8.875% 7/15/2015	510	467
FCX 8.375/% 4/1/17	370	301
HCA 5.75% 03/15/2014	367	226
HCA 6.3% 10/01/2012	585	419
HCA 6.75% 07/17/2013	385	247
LAUREATE EDUCATIONS 10% 08/15/15	238	155
RAS 6.875 4/15/2027	148	50
REALOGY 10 1/2% 4/15/2014	3,081	539

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

SELECT MEDICAL 7.625% 2/1/2015	2,874	1,523
SELECT MEDICAL LIBOR+5.75% 9/15/2015	226	119
SLM CORP 5 1/8% 08/27/2012	328	253
SLM CORP 5% 10/1/2013	328	236
TEXAS ELECTRIC 10 1/4% 11/1/15 144A	136	96
UNITED SURGICAL 8.875 5/1/17	847	576
UNITED SURGICAL 9.25 5/1/17	410	251
CIS OPTIONS	61	—
CIS PRIVATIZATION VOUCHERS	15	61
STAR ASIA FINANCIAL LTD-144A	26	26

Total fixed income securities	262,951	38,614

Accounts receivable and payable
OZSLFPayable — Stock Loan Fee Payable	46	(46)
OZINSPayable — Interest On Swap Payable	3	(3)
OZFWHPayable — Foreign Tax Withheld Payable	1	(1)
OZINTPayable — Interest Payable	1	(1)
OZSSLPayable — Swap Stock Loan Payable	1	(1)

Total accounts receivable and payable	52	—

GUARANTEED INSURANCE CONTRACTS
PRINCIPAL (3)89759 007	13,617	13,617
MONUMENTAL LIFE	209,902	209,902
STATE STREET SYNTHETIC	208,935	208,935
NATIXIS FINANCIAL PRODUCTS	209,360	209,360
Minus Dwight Wrapper Contract Value	(629,826)	(629,826)
Contract Adjustment to fair value	540	540

Total Guaranteed Investment Contracts	12,528	12,528

LONG ASSET BACKED SECURITIES
ACE 2006-FM1 A2C FLT 07/25/2036	277	64
AHMA 2007-2 A1 FLT 03/25/2047	666	287
ALESC 8A A1A FLT 12/23/2035 144A	226	76
ALESC 8X A1A FLT 12/23/2035 144A	251	85
ARMT 2006-1 2A1 03/25/2036	671	302
BSAAT 2007-1 1A1 FLT 09/25/2047	1,483	690
CCI 2006-1A G FLT 11/15/2036 144A	9	5
CMLTI 2006-NC2 A2B FLT 09/25/2036	132	55
CMLTI 2006-WF1 A2D 5.923 03/25/2036	366	146
CWALT 2006-HY10 3A1 FLT 05/25/2036	1,158	591
FFMER 2007-2 A2C 3.49875 05/25/2037	530	187
FHAMS 2006-FA8 1A7 6 02/25/2037	179	111
GRNPNT FDG TR SER 2007-AR2 CL 1A4A FLT 04/25/47	254	109
GSAA 2006-16 A1 FLT 10/25/2036	1,097	636
GSR 2007-AR2 1A1 FLT 05/25/2047	1,884	931
HARTFORD MEZZ 2007-1A A1 08/25/2042	347	174
INCAPS FUNDING I LTD/CRP FLT 06/01/2033 144A	529	238
JPALT 2006-S2 A6 6.05 05/25/2036	331	184
JPMAC 2006-WF1 A6 6 07/25/2036	400	175
LUM 2006-6 A1 3.45875 10/25/2046	274	112
MARRE 2006-1A A1 FLT 05/25/2046	521	130
MLMBS 2007-2 1A1 FLT 08/25/2036	65	35
MLMBS 2007-3 2A1 FLT 06/25/2037	62	32
MSAC 2007-NC1 A2C FLTR 11/25/2036	1,061	345
NWSTR 2005-1A A1 FLT 07/25/2018	1,157	578
RALI 2007-QS1 2A6 5.75 01/25/2037	846	448
SARM 2006-2 5A1 FLT 03/25/2036	128	62
WAMU 2007-HY6 2A1 FLT 06/25/2037	1,472	736
WFMBS 2006-AR10 2A1 5.635588 07/25/2036	214	123
WFMBS 2006-AR10 4A1 FLT 07/25/2036	430	247
WFMBS 2006-AR12 1A1 FLT 09/25/2036	126	69
WFMBS 2006-AR13 A2 5.747751 09/25/2036	101	55
WFMBS 2006-AR14 2A3 FLT 10/25/2036	99	53
WFMBS 2006-AR16 A1 FLT 10/25/2036	281	159
WFMBS 2006-AR8 2A1 5.240004 04/25/2036	176	101
WMALT 2006-AR2 A1A FLT 04/25/2046	703	290

Total Long Asset Backed Securities	18,506	8,621 *

DERIVATIVES
C 2009 JUN 17.5 CALL	—	1
CF US 2009 MAY 75 CALL	—	15
GENZ 2009 JAN 70 CALL	—	4
MET 2009 JAN 45 CALL	—	8
MET 2009 MAR 50 CALL	—	4
POT 2009 JUN 85 CALL	—	26
VRX 2009 JAN 20 CALL	—	16
TEVA 2010 JAN 50 CALL	—	13
XTA LN CALL 16 20MAR09	—	1
YKA+AC 2010 JAN 15 CALL	—	1
SONY E CALL 5642 23MAR09	20	—
USD/HKD 7.75 PUT 22OCT09 MS	1,387	7
USD/HKD 7.7505 PUT 27OCT09 MS	694	4
USD/HKD 7.75 PUT 29OCT09 MS	1,734	9
AAI+MU 2009 JAN 7.5 PUT	—	4
AWK 2009 JAN 20 PUT	—	2
CUE+MD 2009 JAN 20 PUT	—	67
DOW 2009 MAR 10 PUT	—	4
ETR 2009 JAN 70 PUT	—	3
HUT+MA 2009 JAN 5 PUT	—	1
IPG 2009 JAN 5 PUT	—	10
LIFE 2009 JAN 30 PUT	—	14
EQIX 2010 JAN 30 PUT	—	28
TSL 2010 JAN 12.5 PUT	—	27
TSL 2010 JAN 15 PUT	—	8
BBG 2010 JAN 20 PUT	—	34
LDK 2010 JAN 10 PUT	—	7
LDK 2010 JAN 15 PUT	—	12
ENER 2010 JAN 25 PUT	—	8
ENER 2010 JAN 35 PUT	—	14
ENER 2010 JAN 22.5 PUT	—	7
ARM 2010 JAN 7.5 PUT	—	17
LER+MD 2010 JAN 20 PUT	—	16
IART 2010 JAN 20 PUT	—	9
KSU 2010 JAN 20 PUT	—	19
RGC 2010 JAN 10 PUT	—	31
SINA 2010 JAN 10 PUT	—	20
SPWRA 2010 JAN 30 PUT	—	18
LNG+MC 2009 JAN 15 PUT	—	88
BMRN 2010 JAN 15 PUT	—	2
HW 2010 JAN 5 PUT	—	25
HW 2010 JAN 10 PUT	—	62
PTRY 2010 JAN 12.5 PUT	—	23

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

FEIC 2010 JAN 12.5 PUT	—	7
HOLX 2010 JAN 12.5 PUT	—	6
CCRT 2010 JAN 10 PUT	—	104
CCRT 2010 JAN 15 PUT	—	33
CCRT 2010 JAN 7.5 PUT	—	12
UDR NEW 2010 JAN 10 PUT	—	24
UAUA 2010 JAN 15 PUT	—	29
UAUA 2010 JAN 20 PUT	—	83
ILMN 2010 JAN 10 PUT	—	4
ESLR 2010 JAN 5 PUT	—	15
LEH 2009 JAN 10 PUT	—	80
PGR 2009 JAN 10 PUT	—	1
TVQ+MH 2009 JAN 40 PUT	—	2
SOLF 2010 JAN 5 PUT	—	24
SOLF 2010 JAN 7.5 PUT	—	23
SBAC 2010 JAN 25 PUT	—	38
LNCR 2010 JAN 10 PUT	—	3
LNCR 2010 JAN 20 PUT	—	6
CQB 2010 JAN 10 PUT	—	13
AMD 2010 JAN 5 PUT	—	48
AMD 2010 JAN 7.5 PUT	—	124
SIVB 2010 JAN 20 PUT	—	42
SIVB 2010 JAN 30 PUT	—	29
CNO 2010 JAN 7.5 PUT	—	156
GB 2010 JAN 10 PUT	—	1
XNG 2009 JAN 380 PUT	—	24
HRZ 2010 JAN 10 PUT	—	58
HRZ 2010 JAN 17.5 PUT	—	44
CIEN 2010 JAN 5 PUT	—	6
CIEN 2010 JAN 10 PUT	—	10
CIEN 2010 JAN 20 PUT	—	18
LNG 2010 JAN 10 PUT	—	24
ACF 2010 JAN 12.5 PUT	—	35
GY 2010 JAN 7.5 PUT	—	20
CSUN 2010 JAN 5 PUT	—	6
AAI 2010 JAN 5 PUT	—	36
RIO 2010 JAN 22.5 PUT	—	264
MIL 2010 JAN 30 PUT	—	14
LBTYA 2010 JAN 20 PUT	—	55
STP 2010 JAN 10 PUT	—	73
AMG 2010 JAN 50 PUT	—	26
CMED 2010 JAN 10 PUT	—	2
CMED 2010 JAN 20 PUT	—	18
SONO 2010 JAN 15 PUT	—	10
SNDK 2010 JAN 10 PUT	—	93
AIR 2010 JAN 10 PUT	—	4
AIR 2010 JAN 7.5 PUT	—	2
VRSN 2010 JAN 20 PUT	—	9
NLY 2010 JAN 7.5 PUT	—	3
ADCT 2010 JAN 5 PUT	—	20
BGC 2011 JAN 10 PUT	—	1
CAC40 10 EURO FUT JAN09	—	4
DAX INDEX FUTURE MAR09	—	24
WTI CRUDE FUTURE MAY09	—	1
WTI CRUDE FUTURE JUN09	—	1
S&P500 EMINI FUT MAR09	—	1
S&P MID 400 EMINI MAR09	—	(53)
IBEX 35 INDX FUTR JAN09	—	(3)
TOPIX INDX FUTR MAR09	—	(6)
MSCI TAIWAN INDEX JAN09	—	(6)
US 10YR NOTE FUT MAR09	—	(9)
US LONG BOND(CBT) MAR09	—	(541)
DJ EURO STOXX 50 MAR09	—	(2)
SPI ASX 200 FUTURES MAR09	—	(6)
CHE 1.875 14A ASW 15MAY14	100	—
KEP LAND ASW 2.5 23JUNE11 DB	600	—
MDT 1.5% 04/11 144A SWP DB	200	—
MIL 3.75% ASW 01JUN26	100	—
MIL 3.75% ASW 01JUN26	100	—
MITSUBISHI CHEMICAL HLDG 21OCT11 ASW	60,000	—
SINOCHEM HK HLDGS 07AUG09 ASW ML	1,500	4
SINOCHEM 07AUG09 ASW ML	220	1
SINOPEC 70 ASW 24APR11 ML	500	—
SUMITOMO LIGHT METAL ASW 24APR09 UBS	35,000	—
SUZUKI MTR CORP ASW 29MAR13 MS	30,000	—
SYMC L+100 DB ASW	300	3
TAIHEIYO ASW 11MAY10 UBS	42,000	—
ITRAXX XOVER SER10 560 12/20/2013 DB	500	101
ITRAXX XOVER SERI 10 560 12/20/2013 UBS	200	40
BXP 3.625 144A SWP DB 1	1,257	30
EQUINIX INC 3 10/15/2014 SWP DB	86	(30)
GGP 3.98 04/15/07 SWP DB1	179	(32)
IART 2.75 06/01/2010 144A SWP BNP	126	(3)
ML 03/13/2032 CBS DB	200	24
PLD 2.625 5/15/2038 CBS DB 1	475	41
UDR 4% 12/15/35 SWP CS 1	808	56
UDR 4% 12/15/35 SWP DB	10	(2)
VORNADO 3.875% 04/15/25 SWP CS	553	28
VORNADO 3.875% 04/15/25 SWP DB1	129	7
SUMI METAL MINING 18 DFT 22JUL09 UBS	15,000	—
KOMATSU DFT 105 20DEC13 UBS	10,000	—
KOMATSU DFT 115 20DEC13 UBS	10,000	—
KOMATSU DFT 140 20DEC13 CS	10,940	(1)
SUZUKI MTR DFT 30APR13 DB	10,000	10
HOPSON DFT 20MAR10 MS	200	79
TOPPAN PRINT DFT 12JULY11 DB	60,000	8
HANKYU DEPT DFT 16SEP2011 UBS	30,000	6
TOBU DFT 30APR09 DB	10,000	—
NIPPON YUSEN DFT 61 20OCT11 DB	15,000	5
NIPPON YUSEN KABU 0% 24SEP26 DFT MS	5,000	3
ADECCO DFT 148 20SEP13 BARCAP	200	3
AMGN DFT 20MAR13	1,000	29
BXP DFT 172 03/20/2014 CS	500	109
BXP DFT 420 03/20/2014 JPM	500	63
CAPITALAND DFT 12APR15	250	15
CFC DFT 295 06/20/2013 DB	500	(38)
CFC DFT 06/20/2009	1,000	1
CHK DFT 06/20/2017	250	79
CHK DFT 710 12/20/2013 BARC	500	59
CNP DFT 390 12/20/2013 ML	1,000	—
CROWN DFT 10OCT10 170 ML	900	49
DOW DFT 272 12/20/2013 BAC	500	25
EOP DFT 06/20/2013	2,500	(20)
EOP DFT 06/20/2013	500	(11)

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

EOP DFT 03/20/2013	1,500	(40)
EOP DFT 03/20/2013	1,000	(28)
EOP DFT 175 06/20/2013 DB	2,000	(66)
EOP DFT 06/20/2013 MS	500	4
EOP DFT 06/20/2013	500	2
FD DFT 600 12/20/2013 BARC	1,000	35
FS FUNDING 20MAR2013 MS	100	24
FS FUNDING 20DEC13 640 DB	100	25
FS FUNDING DFT 840 20DEC2013 CS	50	8
GGP DFT 20JUN12	94	76
GROHE DFT 1180 20DEC2014 CS	150	48
GROHE CDS 20MAR2013 CS	50	22
GROHE CDS 914 20OCT2014 CS	50	20
HYNIX SEMI DFT 580 14JUL10 ML	400	101
IMCL 1.375% DFT 15JUN09	500	(5)
IPG DFT 20JUN09	500	52
IPG DFT 20JUN09	500	52
JNY DFT 375 09/20/2013 BARC	500	85
JWN DFT 675 12/20/2013 BARC	500	(24)
KCC DFT 350 30NOV10 MS	600	21
KDG CDS 545 20SEP2013 CITI	100	(4)
KOOKMIN DFT 20MAR10	750	25
KOOKMIN DFT 20JUN10	500	19
LAFARGE DFT 625 20DEC2013 CS	50	5
LIZ DFT 388 09/20/2013 CS	500	153
SMURFIT KAPPA DFT 830 20DEC2013 CS	50	11
MDT DFT 20JUN13	1,000	59
MDT DFT 44 06/20/2013 DB	2,500	—
MEE DFT 360 09/20/2015 UBS	500	95
MER DFT 09/20/2010	100	(3)
MER DFT 03/20/2013	100	(7)
MKS LN DFT 20SEP09	500	7
MKS LN DFT 20SEP09	81	1
NOBLE DFT 13JUL11 MS	200	25
NOBLE GROUP DFT 13JUL11	100	10
NSINO DFT JPM 690 03/20/2013	100	22
PLD DFT 275 06/20/2013 ML	500	159
RCL DFT 06/20/2013	500	128
RCL DFT 490 09/20/2013 BARC	500	113
RIG DFT 12/20/2012 JPM	1,500	143
RSH DFT 222 09/20/2013 CS	500	(4)
SLR DFT 20MAR11	250	(9)
SLR 0.5 DFT 20MAR11	300	(12)
STORA ENSO DFT 20 JUNE 2013	50	3
SWK DFT 170 12/20/2013 BARC	500	(4)
TATA MOTORS 1% DFT 27MAY11	250	66
TSN DFT 330 09/20/2013 BAC	500	24
UDR DFT 110 03/20/2011 CS	100	12
UDR DFT 03/20/2011	100	13
UDR DFT 03/20/2011	250	31
VNO DFT 20JUN12	500	92
WHR DFT 220 12/20/2013 MS	500	32
AIG 8.5 PFD SWP DB1	24	52
FREEPORT-MCMORAN PFD SWP DB 1	1	5
METLIFE 6.375% PFD SWP DB1	5	3
METLIFE 6.375% SPF SWP ML	24	95
XL 7% PFD 02/15/09 SPF DB 1	32	(23)
PRECISION DRILLING TRUST SWP CSFB EXP	2	2
REINET CSFB SWP EXP	19	1
REINET SA EXP DB	28	1
HYUNDAI MERCHANT MARINE CS USD SWP	(5)	44
LG CHEM LTD USD SWP JPM	—	3
GS HOLDINGS CORP USD JPM SWP	(1)	3
GS HOLDINGS CORP USD SWP ML	(2)	(1)
NIPPON MEAT PACKERS INC JPY SWP JPM	(2)	(2)
HITACHI CONST MACH DB JPY SWP	(11)	(2)
NTN CORP SWP JPM	(15)	5
DAIHATSU MOTOR DB JPY SWP	(2)	1
WEST JAPAN RAILWAY SWP JPM	—	(2)
ANCHOR BANCORP WISCONSIN INC	(4)	26
ANCHOR BANCORP DB SWP	(1)	2
ANCHOR BANCORP WISCONSIN INC SWP MS	(1)	7
ADCT CS SWP USD	—	2
AMERICAN INTL GROUP SWP CS	(8)	17
AMERICAN INTL GROUP SWP DB	(41)	347
AUROBINDO PHARMA USD SWP ML	(10)	42
S&P/ASX 200 CONS DISC IX DB AUD SWP	(3)	33
BILL BARRETT SWP CSFB	—	4
GENERAL CABLE CS SWP USD	—	7
BP PLC EUR SWP CS	(10)	(2)
CEDC CS SWP USD	—	2
CENTRAL EUROPEAN MEDIA SWP CSFB	—	1
CHESAPEAKE ENERGY SWP CSFB	(5)	112
CIENA SWP CSFB	—	1
CMED ADR SWP CS	(7)	97
CMED ML SWP USD	(2)	(1)
CHIQUITA BRANDS SWP CS	(1)	3
CHINA SUNERGY CO LTD-ADR SWP CS	(6)	39
EMC SWP CS	—	1
ENERGY CONVERSION DEVICES SWP CS	(2)	113
EURASIAN NATURAL RES CS SWAP	(1)	—
EQIX CS SWP USD	(1)	15
EQUINIX INC SWP DB	(1)	25
FREEPORT MCMORAN SWP DB	(1)	47
GLOBALSTAR INC SWP ML	(34)	2
INTEGRA LIFESCIENCES HOLDING SWP BNP	—	2
ILLUMINA SWP CSFB	—	5
IMPALA PLATINUM CS SWP	(4)	3
INPALA PLATINUM HLDGS DB SWP ZAR	(9)	(6)
INTERPUBLIC GROUP COS CS SWP USD	(4)	16
ITV SWP CSFB	(7)	—
KANSAS CITY SOUTHERN CS SWP	—	3
LDK SOLAR CO LTD — ADR SWP MS	(1)	(1)
LINCARE SWP CSFB	—	2
MASSEY ENERGY SWP CSFB	—	10
METLIFE INC SWP CS	(15)	293
METLIFE INC SWP DB	(1)	17
METLIFE INC SWP ML	(4)	(42)
NATL PENN BCSHRS INC CS SWP	(21)	(3)
NORTHERN ROCK PLC CSFB SWP GBP	(22)	21
NORTHERN ROCK PLC DB SWP GBP	(1)	2
PKO BANK POLSKI SA CS SWP	(1)	(3)
PKO BANK POLSKI SA ML SWP	(2)	(2)
PROLOGIS TRUST SWP CS USD	—	3

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

PROLOGIS TRUST SWP DB	(3)	100
PRETORIA PORTLAND CEMENT SWP CS	(18)	(8)
PERSIMMON PLC CSFB SWAP	(6)	14
RECKSON ASSOC REALTY CORP CS SWP ESCROW	(1)	—
RECKSON ASSOC REALTY CORP DB ESCROW SHS	(1)	—
ROYAL DUTCH SHELL EUR SWP CS	(3)	—
REINET INVESTMENTS CS SWP	(36)	(1)
REINET INVESTMENTS DB SWP	(2)	—
REGAL ENTERTAINMENT CSFB SWP USD	—	2
RIO SWP CS	(1)	13
RZ ML SWP USD	(13)	(3)
SABMILLER SWP CSFB	(3)	(9)
SOUTH AFRICAN BREWERIES MILLER DB SWP	(1)	(1)
SBA COMM SWP CSFB	—	4
DJS SMALL CAP 22 INDEX CS SWAP	—	9
SINA CS SWP USD	—	3
SOLARFUN SWP MS	(13)	(3)
SPWR CS SWP USD	(1)	29
SUNTECH POWER SWP CSFB	—	5
DJ STOXX 600 UTILITIES JPM SWP EUR	(1)	21
EURO STOXX ENERGY INDEX CS SWAP	—	2
DJ EURO STOXX ENERGY INDEX JPM SWP	—	24
DJ EUROPE ST INSUR INDEX CS SWAP	(1)	36
SYMANTEC SWP CSFB	(1)	4
TRINA SOLAR LTD — SPON ADR SWP CS	(6)	111
UDR INC NEW SWP CS	(12)	183
CIA VALE DO RIO DOCE SWP USD CS	(3)	30
VORNADO REALTY CS SWP	(3)	136
VORNADO REALTY DB SWP	(2)	98
WILMINGTON TRUST CORP SWP CS	(16)	46
XL CAPITAL LTD SWAP DB	(12)	153
QINGHAI SALT LAKE POTASH -A USD SWP DB	5	(45)
NAMYANG DAIRY PRODUCTS SWP USD ML	—	(10)
CHUNGHWA TELECOM JPM USD SWP	213	23
PACIFIC CENTURY PREMIUM SWP ML	41	(6)
PAUL Y. ENGINEERING GROUP ML SWP	17	(2)
ANHUI CONCH CEMENT CO LTD SWP ML	12	(3)
ACE AVIATION HOLDINGS SWP CS 1	24	82
ACE AVIATION HOLDINGS SWP DB	—	(2)
ACE AVIATIONS HLDGS INC SWP ML	4	14
ADMIRAL GROUP SWP CS	18	31
ADMIRAL GROUP JPM SWP	12	20
AFREN CS SWP	38	(26)
AFREN PLC SWP DB 1	103	9
ATLAS ENERGY RESOURCES SWP CS 1	33	(8)
ALPHA TIGER PROPERTY TRUST SWP DB	7	(6)
BABCOCK & BROWN CAPITAL USD SWP JPM	17	(17)
BABCOCK & BROWN CAPITAL SWP JPM	11	(22)
CENTRAL AFRICAN MINING SWP CS	18	(5)
CENTRAL AFRICAN MINING SWP DB	421	(88)
CONSOLIDATED MEDIA HOLDINGS SWP DB	78	(13)
CONSOLIDATED MEDIA HOLDINGS LTD AUD SWP JPM 1	98	(29)
COMPASS GRP CS SWP	20	29
LANCOR HOLDINGS LTD USD SWP ML	16	—
DIAGEO PLC SWP CSFB	7	3
ENERGY CAP INV CO SWAP DB GBP	20	—
FAIRFAX MEDIA LTD AUD SWAP DB	5	(4)
GREY WOLF INC SWP CS CASH	10	10
HARGREAVES LANSDOWN SWP CS	24	4
HARGREAVES LANSDOWN SWP DB	14	(5)
HERITAGE OIL SWP CS	20	(6)
HILLTOP HOLDINGS INC SWP CSFB	26	(25)
INTERNATIONAL FERRO METALS SWP CS	9	(1)
LANCASHIRE HOLDINGS LIMITED CSFB SWAP	14	19
MACQUARIE MEDIA GROUP LTD SWP DB	47	12
MACQUARIE MEDIA GROUP SWP JPM	281	(306)
MVELAPHANDA RESOURCES CS SWP	10	(14)
MVELAPHANDA RESOURCES DB SWAP 1	27	17
MVELAPHANDA RESOURCES SWP ML	31	20
MWANA AFRICA PLC CS SWP	111	(66)
MWANA AFRICA PLC DB SWAP	12	(6)
NEW WORLD RESOURCES SWP DB	17	(257)
PLAYTECH SWP CS	8	(12)
PLAYTECH LTD SWP DB1	38	(2)
RECKSON ASSOC REALTY CORP CS SWP ESCROW	2	—
RECKSON ASSOC REALTY CORP MS SWP ESCROW	20	—
RAILTRACK GROUP DB SWP GBP	168	2
RAILTRACK GROUP ML SWP GBP	91	1
RAILTRACK GROUP UBS SWP GBP 2	16	—
RAILTRACK GROUP UBS SWP GBP 3	45	—
RYANAIR HLDGS PLC CS SWP	29	11
SIMON PROPERTY GROUP INC CS SWP	2	(8)
SIMON PROPERTY GROUP INC SWP DB	1	(3)
SERCO CS SWP	8	6
SUG SWP CSFB	14	(168)
DOCUMEDIA TANGENT COMM DB SWAP	6	(1)
DOCUMEDIA TANGENT COMM ML SWAP	39	—
TRIMERIS INC SWP CS	4	(14)
TXCO RESOURCES SWP CS 1	36	(19)
TXCO RESOURCES INC SWP JPM	3	(12)
TXCO RESOURCES SWP ML	23	(12)
UDR US NEW SWP DB	1	1
WESFARMERS LIMITED AUD SWP DB	1	(3)
WEMBLEY PLC DB SWAP	20	1
GROHE DFT 1090 20DEC2010 CS	(100)	(24)
GROHE 3YR CDS 845 20SEPT2011 CS	(100)	(35)
NSINO DFT 20SEPT09 1YR 700 DB	(100)	(9)
RIO TINTO LTD DFT 20DEC09 1000 DB	(200)	(1)
XSTRATA DFT 30 20DEC13 CS	(100)	(36)
XSTRATA DFT 500 20DEC2013 RBS	(100)	(37)
KOSPI2 INX FUT MAR09 UBS USD SWP	(500)	(8)
US DOLLAR Forward	1,439	1,439
US DOLLAR Forward	3,974	3,974
US DOLLAR Forward	1,678	1,678
US DOLLAR Forward	417	417
SWISS FRANC Forward	(1,500)	(1,400)
EUROPEAN MONETARY UNIT Forward	(2,800)	(3,901)
HONG KONG DOLLAR Forward	(13,000)	(1,678)
SINGAPORE DOLLAR Forward	(600)	(417)
RREEF CHINA COMMERCIAL TRUST 3.25 JAN 12 09	(799)	(1)
EQIX 2010 JAN 90 CALL	—	(30)
IART 2010 JAN 60 CALL	—	(3)
KSU 2010 JAN 30 CALL	—	(3)
SPWRA 2010 JAN 80 CALL	—	(2)

Identity of issue, borrower, lessor, or similar party including Maturity	Shares/ Par	Current
Date, Rate of Interest, Collateral, Par, or Maturity Value	Value	Value

PTRY 2010 JAN 30 CALL	—	(10)
FEIC 2010 JAN 25 CALL	—	(3)
UDR NEW 2010 JAN 30 CALL	—	(3)
UAUA 2010 JAN 40 CALL	—	(1)
UAUA 2010 JAN 50 CALL	—	(1)
NOQ+AE 2009 JAN 25 CALL	—	(3)
SOLF 2010 JAN 20 CALL	—	(1)
SBAC 2010 JAN 40 CALL	—	(1)
WUE+AC 2010 JAN 15 CALL	—	(7)
SIVB 2010 JAN 50 CALL	—	(2)
CNO 2010 JAN 25 CALL	—	(1)
GB 2010 JAN 30 CALL	—	(5)
CHK 2010 JAN 60 CALL	—	(2)
XNG 2009 JAN 380 CALL	—	(18)
HRZ 2010 JAN 30 CALL	—	(1)
AAI 2010 JAN 10 CALL	—	(3)
YGI+AV 2010 JAN 12.5 CALL	—	(2)
LBTYA 2010 JAN 40 CALL	—	(1)
STP 2010 JAN 45 CALL	—	(1)
SONO 2010 JAN 35 CALL	—	(1)
STP 2011 JAN 10 CALL	—	(74)
SBERBANK $1 JAN 16 2009 OTC CALL CS	(174)	(2)
HITACHI CONST MACH 966.2885 PUT 12FEB09	(4)	(3)
WESTFIELD GROUP 12.00 PUT 29JAN09 UBS	(1)	—
EUR FX 03/16/09 FWD (AE)	(25)	(35)
GBP FX 03/16/09 FWD (DOLC)	(450)	(652)
SPX DEC09 1200 CALL	—	(66)
SPX DEC09 550 PUT	—	(75)
CITCO B US SWP DB	29	(15)
FALCON TERM LOAN C1 CZK DRES	929	(10)
FALCON TERM LOAN C2 CZK DRES	858	(9)
FALCON TERM LOAN D1 EUR DRES	9	(2)
FALCON TERM LOAN D2 EUR DRES	8	(2)
FERRETTI 2ND LIEN SWAP DRES	65	(67)
WORLD DIRECTORIES FACILITY 1 SWP DRES	189	(146)
PUNCH TAVERNS PLC	122	(773)
RYANAIR HOLDINGS PLC	212	(224)
ENTERPRISE INNS SWAP ETI.LN	143	(723)
HMV GROUP PLC	(5)	—
RIGHTMOVE PLC	40	(97)
BM&F BOVESPA SA	3	1
EXPERIAN GROUP LTD	39	(3)
DAILY MAIL&GENERAL TST-A NV	(31)	51
CENTRAIS ELECTRICAS BRAS-PR B	(10)	(4)
GAME GROUP PLC	177	(215)
MULTIMEDIA POLSKA SA MMP.PW	6	1
PUNCH TAVERNS PLC	24	(25)
RYANAIR HOLDINGS PLC	68	31
ENTERPRISE INNS SWAP ETI.LN	59	(65)
HMV GROUP PLC	(30)	(4)
RIGHTMOVE PLC	18	(24)
BM&F BOVESPA SA	166	(519)
EXPERIAN GROUP LTD	97	89
DOMINO’S PIZZA UK & IRL PLC	6	(1)
HAMMERSON PLC	(25)	28
RAKUTEN INC	(1)	(8)
BRITISH LAND CO PLC	(24)	7
PEARSON	(26)	(19)
YAHOO! JAPAN CORP	(1)	(23)
HOME RETAIL GROUP	(144)	(23)
DENTSU INC	—	(27)

Total Derivatives	381,841	1,897

LONG PREFERRED STOCK
AMBAC FINANCIAL GRP INC	27	329
ADLAC 5.5% SERIES D ESC	3	—
ADLAC 7.5% 11/04 ESCROW	9	—
ADLAC 7.5% 05 F ESCROW	183	—
ADM 6.25 PFD 6/01/11	21	770
AHL 5.625% PFD	1	42
AMERICAN INTL GROUP 8.5 PFD	17	143
AMG 5.1 CONV PFD	4	76
VALE CAPITAL LTD 5.5 (SERIES RIO) PFD	68	1,867
VALE CAPITAL LTD 5.5 (SERIES RIOP) PFD	48	1,265
CNP 2% 09/15/29	21	391
ENTERGY A PFD 02/17/09	21	1,027
FREEPORT-MCMORAN COPPER 6.75% PFD	2	81
KSU 5.125% PFD	—	70
LM 7 PFD 06/30/11	18	398
ALLIANT ENER RES LNT 7.25 02/15/30	6	239
METLIFE 6.375% PFD	125	1,283
NLY 6% PFD	8	245
XL CAPITAL LTD 10.75% PFD	47	461
XL 7% PFD 2/15/09	100	193
ASPEN INSURANCE HLDG LTD	(1)	(10)
NLY A PFD 7.875%	(1)	(24)
URSA BANK	579	116
EMBOTELLAD ANDINA	35	63
ITAUSA INV ITAU SA	84	289
SAMSUNG ELECTRONIC	4	907
EMBOTELLA ANDINA	20	46
MAGUIRE PROPERTIES INC	17	19

Total Long Preferred Stock	1,466	10,286

RIGHTS
LLOYDS TSB GROUP	204	—
CHINA OV.LAND + LTD ANRECHTE	18	—

Total Rights	222	—

GRAND TOTAL	3,048,855	3,624,516

*	denotes party in interest

The Goldman Sachs 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Acquired and
Disposed of Within the Plan Year)
December 31, 2008

	Investment Description
	(including maturity date
Identity of Issue, Borrower,	and coupon rate for	Cost of	Proceeds of
Lessor, of Similary Party	fixed income securities)	Acqusition ($)	Disposition ($)

LAZARD LTD	Common Stock	29,740.00	33,210.00
BLACKSTONE GROUP LP	Common Stock	5,091.00	11,020.00
The above information was derived from data certified accurate and complete by State Street Bank, trustee.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/ Francesca Murphy

Name: Francesca Murphy

By:	/s/ Peter Johnson

Name: Peter Johnson

By:	/s/ Edina Jung

Name: Edina Jung

By:	/s/ Richard J. Stingi

Name: Richard J. Stingi
     Date: June 29, 2009

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm